Schneider Electric

82-3706

02 MAY 29 AM 10: 50

Finances, Contrôle de Gestion & Juridique
Direction Comptabilités Groupe

SKADDEN, ARPS, SLATE, MEAGHER & FLOM

68 rue du Faubourg Saint-Honoré

75008 PARIS

02034415

SUPPL

le 24 Avril 2002
v.ref.
n.ref. pp / drg
tel 01 41 29 88 90
fax 01 41 29 88 16

objet Chiffre d'Affaires – 1er Trimestre 2002

A l'attention de M. Christopher L. Baker

Monsieur,

Nous avons le plaisir de vous communiquer le texte relatif au chiffre d'affaires pour le 1er Trimestre 2002 que nous adressons ce jour au Balo et la COB.

Nous vous en souhaitons bonne réception et vous prions d'agréer, Monsieur, l'expression de nos meilleurs sentiments.

PROCESSED
JUN 06 2002
THOMSON FINANCIAL

Patrick Petit

P.J.

Merlin Gerin
Modicon
Square D
Telemecanique

Schneider Electric S.A.

89 boulevard Franklin Roosevelt – BP 50602
92506 Rueil Malmaison Cedex
Tél. : +33 (0)1 41 29 85 00
Fax : +33 (0)1 41 29 89 00
http://www.schneider-electric.com

Société anonyme au capital de 1 922 080 232 €
542 048 574 rcs Nanterre - Code APE : 741 J
siret : 542 048 574 01767
n.ident TVA : FR 01 542 048 574
Siège social : 43/45 boulevard Franklin Roosevelt
F-92500 Rueil Malmaison - France

Schneider Electric

07/02/01 14:01

SCHNEIDER ELECTRIC SA
Société Anonyme au Capital de 1 922 080 232 Euros
Siège social : 43 / 45 boulevard Franklin Roosevelt – 92500 Rueil Malmaison
542 048 574 RCS Nanterre
SIRET 542 048 574 017 67
APE 741 J

CHIFFRE D'AFFAIRES CONSOLIDE POUR LE PREMIER TRIMESTRE 2002
(en millions d'euros)

	2002	**2001** (à périmètre comparable)	**2001**
Premier trimestre	2 247	2 452	2 417
dont réalisé à l'étranger	*1 913*	*2 070*	*2 038*

A périmètre courant, le chiffre d'affaires consolidé de SCHNEIDER ELECTRIC SA s'est élevé pour le 1er Trimestre 2002, à 2,25 milliards d'euros contre 2,42 milliards d'euros pour la même période de 2001. Pour les activités de SCHNEIDER ELECTRIC INDUSTRIES S.A. (Merlin Gerin, Telemecanique, Square D, Modicon), la diminution à périmètre et taux de change constants est de – 8,9 %.

A structure comparable, le chiffre d'affaires consolidé réalisé à l'étranger passe de 84,3 % du chiffre d'affaires total pour le 1er Trimestre 2001 à 85,1 % pour la même période en 2002.

ooOoo

Schneider Electric

RECU LE
30. AVR. 2002

SKADDEN, ARPS, SLATE, MEAGHER & FLOM

68 rue du Faubourg Saint-Honoré

75008 PARIS

Direction Finances / Contrôle
Direction Comptabilités Groupe

le 24 Avril 2002
v.ref.
n.ref. pp / drg
tel 01 41 29 88 90
fax 01 41 29 88 16

objet Comptes annuels 2001

A l'attention de M. Christopher L. Baker

Monsieur,

Nous avons le plaisir de vous communiquer les comptes annuels sociaux et consolidés arrêtés au 31 Décembre 2001 que nous adressons ce jour au Balo et la COB.

Nous vous en souhaitons bonne réception et vous prions d'agréer, Messieurs, l'expression de nos meilleurs sentiments.

Patrick Petit

P.J.

Schneider Electric

SCHNEIDER ELECTRIC SA

Société Anonyme au Capital de 1 922 080 232 Euros
Siège social : 43 / 45 boulevard Franklin Roosevelt – 92500 Rueil Malmaison
542 048 574 RCS Nanterre
SIRET 542 048 574 017 67
APE 741 J

COMPTES SOCIAUX DE L'EXERCICE 2001

BILAN AU 31 DECEMBRE 2001

ACTIF	2001 Brut	2001 Amorts. ou Prov.	2001 Net	2000 Net	1999 Net
Actif immobilisé					
Immobilisations incorporelles					
Frais d'augmentation de capital	27 413,5	(27 413,5)	-	-	-
Droits et valeurs similaires	57,2	(57,2)	-	2,1	12,7
Autres	-	-	-	-	-
Immobilisations corporelles					
Terrains	3 987,7	-	3 987,7	4 611,9	4 614,2
Constructions	1 695,9	(1 203,3)	492,6	823,2	986,2
Autres	1 844,4	(423,5)	1 420,9	2 250,9	3 101,1
Immobilisations financières					
Titres de participation *(1)*	7 743 174,5	(1 401 922,2)	6 341 252,3	2 245 297,3	2 406 719,1
Autres titres immobilisés	17 678,6	(16 355,5)	1 323,1	2 842,9	18,6
	7 760 853,1	**(1 418 277,7)**	**6 342 575,4**	2 248 140,2	2 406 737,7
Créances rattachées à des participations	1 049 822,1	(1 755,8)	1 048 066,3	1 112 705,8	703 205,4
Autres	484,9	-	484,9	1 799,0	6 043,2
Total I	**8 846 158,8**	**(1 449 131,0)**	**7 397 027,8**	3 370 333,1	3 124 700,5
Actif circulant					
Stocks et travaux en cours	-	-	-	-	-
Créances					
Créances clients et comptes rattachés	1 043,6	-	1 043,6	966,1	605,8
Autres	171 933,4	(14 142,2)	157 791,2	121 899,0	131 687,5
Valeurs mobilières de placement	50 960,7	-	50 960,7	51 068,1	130 749,6
Disponibilités Groupe	1 732 405,4	-	1 732 405,4	1 524 804,0	1 595 356,0
Disponibilités diverses	89,8	-	89,8	7 173,9	2 195,1
Compte de régularisation					
Charges constatées d'avance	4 497,1	-	4 497,1	939,4	1 235,1
Charges à répartir et primes de remboursement des obligations	4 663,5	-	4 663,5	6 358,9	6 294,8
Total II	**1 965 593,5**	**(14 142,2)**	**1 951 451,3**	1 713 209,4	1 868 123,9
Ecarts de conversion actif	-	-	-	25 797,1	20 084,4
Total général	**10 811 752,3**	**(1 463 273,2)**	**9 348 479,1**	5 109 339,6	5 012 908,8

(1) Voir note sur les immobilisations financières.

(en milliers d'euros)

PASSIF	2001	2000	1999
Capitaux propres			
Capital	1 922 080,2	1 246 301,1	1 230 443,3
Primes d'émission, de fusion, d'apport	5 475 631,7	1 123 107,8	1 407 982,3
Ecarts de réévaluation	2 858,1	2 858,1	2 858,1
Réserves			
Réserve légale	124 630,1	118 244,3	116 941,5
Réserves réglementées	135 334,7	135 334,7	135 334,6
Autres	1 355,0	1 355,0	1 355,0
Report à nouveau	231 752,0	173 292,9	120 272,1
Résultat de l'exercice	(811 224,0)	356 657,1	316 704,4
Total I	**7 082 417,8**	3 157 151,0	3 331 891,3
Provisions réglementées	425,0	425,0	425,0
Provisions pour risques et charges			
Provisions pour risques	17 556,7	33 918,4	36 818,7
Provisions pour charges	9 910,8	9 910,8	11 435,2
Total II	**27 892,5**	44 254,2	48 678,9
Dettes			
Emprunts obligataires convertibles	-	-	-
Autres emprunts et dettes assimilées	2 139 179,2	1 692 639,3	1 454 954,0
Dettes rattachées à des participations	16,3	53,4	53,4
Emprunts et dettes financières	2 541,3	85 929,1	84 430,8
Acomptes et avances sur travaux	-	-	-
Dettes fournisseurs et comptes rattachés	586,6	87,1	496,1
Dettes fiscales et sociales	9 044,8	5 684,5	10 656,5
Autres dettes	82 262,3	96 816,1	57 450,1
Total III	**2 233 630,5**	1 881 209,5	1 608 040,9
Produits constatés d'avance	4 354,3	657,9	684,5
Ecarts de conversion passif	184,0	26 067,0	23 613,2
Total général	**9 348 479,1**	5 109 339,6	5 012 908,8

COMPTE DE RESULTAT
AU 31 DECEMBRE 2001

CHARGES	2001	2000	1999
Charges d'exploitation			
Achats et charges externes	5 456,3	5 905,8	10 162,7
Impôts et taxes	2 134,6	1 891,6	1 919,5
Charges de personnel	5 383,1	4 877,6	4 935,1
Dotations aux amortissements et aux provisions	866,3	666,0	594,8
Autres charges de gestion courante et quote-part d'opérations faites en commun	42,1	424,9	412,5
	13 882,4	13 765,9	18 024,6
Charges financières			
Intérêts et charges assimilés	135 523,6	72 784,7	47 085,1
Dotations aux amortissements et provisions et autres	2 941,8	4 050,6	7 298,5
	138 465,4	76 835,3	54 383,6
Charges exceptionnelles			
Moins-values nettes sur cessions d'immobilisations	-	53 893,8	73 900,9
Dotations aux provisions et amortissements	1 401 337,5	2 904,6	8 436,5
Autres charges exceptionnelles	48 536,3	7 828,6	27 153,5
	1 449 873,8	64 627,0	109 490,9
Impôts sur les bénéfices / charge d'intégration fiscale	-	2 591,6	-
Solde créditeur (bénéfice)	-	356 657,1	316 704,4
Total général	**1 602 221,6**	514 476,9	498 603,5

SCHNEIDER ELECTRIC SA 06/03/02 11:44

(en milliers d'euros)

PRODUITS	2001	2000	1999
Produits d'exploitation			
Prestations de services	-	-	-
Autres produits de gestion courante et divers	1 523,9	5 373,3	4 048,6
	1 523,9	**5 373,3**	4 048,6
Produits financiers			
Revenus du portefeuille	558 079,4	318 364,0	248 255,3
Intérêts et produits assimilés	140 756,7	110 840,9	62 161,2
Autres	41 808,1	14 408,5	6 741,9
	740 644,2	443 613,4	317 158,4
Produits exceptionnels			
Plus-values nettes sur cessions d'immobilisations	305,6	94,5	500,3
Reprises de provisions et transferts de charges	17 411,7	59 821,3	98 579,5
Autres produits exceptionnels	1 918,5	4 535,1	27 381,5
	19 635,8	64 450,9	126 461,3
Produit d'intégration fiscale	**29 193,7**	1 039,3	50 935,2
Solde débiteur (perte)	**(811 224,0)**	-	-
Total général	**1 602 221,6**	514 476,9	498 603,5

ANNEXE AUX COMPTES SOCIAUX

(Montants exprimés en milliers d'euros, sauf exceptions signalées)

PRESENTATION DES COMPTES

Les comptes au 31 décembre 2001 sont présentés comme l'année précédente selon le plan comptable général révisé.

EXAMEN DES COMPTES

Immobilisations

Les immobilisations de toutes natures sont comptabilisées à leur coût d'acquisition ou d'apport, sauf celles qui, acquises avant le 31 décembre 1976, ont fait l'objet de la réévaluation légale obligatoire.

Immobilisations incorporelles

Les frais d'augmentation de capital, lorsqu'ils existent, sont intégralement amortis dans l'exercice.
Les amortissements des droits et valeurs similaires sont établis sur cinq ans.

Immobilisations corporelles

La diminution des valeurs brutes de 13 922 comprend :

Acquisitions de l'exercice	650
Cessions et mise au rebut de l'exercice	(3 348)
Apports SELF	(9 924)

Les amortissements cumulés diminuent de 10 948, différence entre les dotations de l'exercice (829) et les reprises sur cessions et apports (11 777).

Les éléments de l'actif immobilisé font l'objet de plans d'amortissements aux conditions normales d'utilisation sur le mode linéaire suivant les durées usuelles.

Immobilisations financières

Variation durant l'exercice :

	Valeur brute au début de l'exercice	Acquisitions/ Augmentations	Cessions/ Diminutions	Valeur brute à la fin de l'exercice
Titres de participation*	2 248 236,5	5 496 412,6	1 474,6	7 743 174,5
Autres titres immobilisés	19 198,4	-	1 520,0	17 678,4
Créances rattachées à des participations	1 124 241,7	29 794,5	104 214,1	1 049 822,1
Autres immobilisations financières	1 799,0	-	1 314,0	485,0
Total	**3 393 475,6**	**5 526 207,1**	**108 522,7**	**8 811 160,0**

** cf. note A)*

Les principales variations s'analysent de la manière suivante :

A - Acquisitions et augmentations -		
1) Titres de participation :		
- Cofibel	34,1	
- COFIMINES	0,3	
- Finaxa	4 109,8	
- Schneider Electric SA *(1)*	73 965,4	
- SELF	2 683,1	
- Legrand SA	5 415 231,4	
- Divers (moins de 45 K€)	388,5	5 496 412,6
2) Créances rattachées à des participations :		
- Sociétés Civiles Immobilières	152,8	
- Schneider Electric Industries SA (intérêts courus)	22,4	
- Acompte sur dividendes Legrand SA	29 619,3	29 794,5
Total		**5 526 207,1**

(1) Voir note de commentaires.

B - Cessions et diminutions -		
1) Titres de participation :		
- Méribel 92	1 195,2	
- Schneider Electric SA	62,6	
- Divers (moins de 45 K€)	216,8	1 474,6
2) Autres titres immobilisés :		
- Entrelec SA	1 513,0	
- Divers	7,0	1 520,0
3) Créances rattachées à des participations :		
- Square D	84 742,7	
- Washington Groupe et filiales	19 471,4	104 214,1
4) Autres immobilisations financières :		
- Gages AON	142,5	
- Immobilier	1 171,5	1 314,0
Total		***108 522,7***

A l'égard de la participation détenue par Schneider Electric SA dans Legrand SA, la position est la suivante :

Par décision du 10 octobre 2001 (article 8.3 du règlement sur les concentrations), la Commission Européenne a interdit à Schneider Electric SA la mise en œuvre du rapprochement avec Legrand SA, qui avait été réalisé fin juillet 2001 par l'apport de 98,1 % des actions formant le capital de ladite société à l'Offre Publique d'Echange initiée par Schneider Electric SA le 15 janvier 2001.

Par décision prise en application de l'article 8.4 du même règlement, la Commission Européenne a ordonné à Schneider Electric SA de se séparer, à son choix et par tout moyen, de sa participation actuelle dans le capital de Legrand SA, la détention finale éventuelle étant limitée à un maximum de 5 %. Les conditions du désengagement seront soumises au contrôle de la Commission Européenne, en particulier sur les sujets de concentration et de concurrence, ainsi que dans l'appréciation par la Commission de la viabilité des schémas de désengagement.

Dans ces conditions, la participation détenue dans Legrand SA comptabilisée pour 5 415 M€, frais d'acquisitions inclus, doit être évaluée en application des règles comptables. En conséquence, il a été procédé à une estimation de ces titres qui tient compte notamment de la baisse des marchés financiers depuis leur acquisition et des différentes modalités de séparation envisagées (cession, offre publique de vente, scission). Ceci a conduit à constituer une provision à caractère exceptionnel de 1,4 Mds€.

Les cessions de titres, hors mouvements sur titres de placement, ainsi que les résultats dégagés sur ces cessions sont regroupés dans le tableau ci-dessous :

	Valeur nette des titres cédés	**Prix de cession**	**Plus/moins value nette**
Entrelec SA	1 512,9	1 524,9	12,0
Méribel 92	149,3	37,3	(112,0)
Schneider Electric SA	62,6	63,5	0,9
Autres (inférieur à 100 K€)	219,6	211,1	(8,5)
Total	**1 944,4**	**1 836,8**	**(107,6)**

a) Nous rappelons qu'il a été procédé en 1998 au reclassement de l'écart de fusion constaté à la suite de l'absorption par Schneider Electric SA, au cours de l'exercice 1997, de ses filiales détenues en totalité ou quasi-totalité, Merlin Gerin et Telemecanique, et précédemment classé en "Immobilisations incorporelles" pour un montant de 381 313,2.

   En effet, cette absorption a fait apparaître un écart de fusion à l'actif du bilan de Schneider Electric SA correspondant à l'écart entre les valeurs historiques des sociétés précitées et les actifs nets comptables apportés qui étaient essentiellement une participation dans Schneider Electric Industries SA.

   L'analyse des opérations montre que les valeurs comptables historiques des différents titres composant aujourd'hui Schneider Electric Industries SA ne représentent une continuité que si l'on y ajoute l'écart de fusion constaté en 1997. Cet écart, qui peut donc être assimilé à un complément de valeur des titres, a été porté sur une ligne spécifique de l'inventaire du portefeuille.

En ce qui concerne la dépréciation éventuelle des titres Schneider Electric Industries SA et du complément de valeur ainsi reclassé, un test de valorisation sur la base de la capacité d'autofinancement de la société, actualisée sur une période de 10 ans, a été mis en place à partir de 1998. Ce test conduirait à la prise en compte d'une dépréciation si la valeur de la capacité d'autofinancement actualisée devenait inférieure au cumul des valeurs historiques des titres Schneider Electric Industries SA, soit 1,49 milliards d'euros.

Au 31 décembre 2001, le montant de la capacité d'autofinancement actualisée est d'au moins 6,9 milliards d'euros.

Pour conserver une cohérence de présentation, le reclassement a été pratiqué sur les chiffres présentés au 31 décembre 1997, année de réalisation de la fusion et de constatation de l'écart.

b) Les actions propres Schneider Electric SA détenues au 31 décembre 2001 et classées en titres de participation représentent 8 455 577 actions pour un montant de 466 469,7.

	Nombre	Montant
Actions rachetées dans le cadre du plan de rachat d'actions	8 455 577	466 469,7
	8 455 577	466 469,7

Provisions sur titres de participation

Les provisions à constituer ou à reprendre résultent de la méthode d'évaluation suivante : comparaison entre le coût d'acquisition historique et la valeur estimée en fin d'exercice. Cette estimation est déterminée selon trois critères : valeur liquidative de la participation, fondée sur l'actif net consolidé et les plus-values latentes auxquels vient s'ajouter, pour les participations les plus récentes, la valeur des fonds de commerce acquis, rentabilité du titre, perspectives d'avenir ; pour les titres cotés, il est également tenu compte des cours de Bourse. Les plus-values latentes résultant de ces estimations ne sont pas comptabilisées.

La participation détenue dans Legrand SA comptabilisée pour 5 415 M€, frais d'acquisitions inclus, doit être évaluée en application des règles comptables. En conséquence, il a été procédé à une estimation de ces titres qui tient compte notamment de la baisse des marchés financiers depuis leur acquisition et des différentes modalités de séparation envisagées (cession, offre publique de vente, scission). Ceci a conduit à constituer une provision à caractère exceptionnel de 1,4 Mds€.

Etat des échéances des créances et des dettes

	Montant brut	A un an au plus	A plus d'un an	A plus de cinq ans
Actif immobilisé				
Créances rattachées à des participations	1 049 822,1	51 224,6	11 806,8	986 790,7
Autres immobilisations financières	485,0	-	485,0	-
Actif circulant				
Créances clients et comptes rattachés	1 043,6	1 043,6	-	-
Autres créances	171 933,4	125 559,7	46 373,7	-
Titres de placement	50 960,7	47,3	50 913,4	-
Charges constatées d'avance	4 497,1	4 497,1	-	-
Dettes financières				
Autres emprunts et dettes assimilées	2 139 179,2	689 179,2	1 000 000,0	450 000,0
Dettes rattachées à des participations	16,3	-	-	16,3
Emprunts et dettes financières	2 541,3	2 541,3	-	-
Dettes fournisseurs et comptes rattachés	586,6	586,6	-	-
Dettes fiscales et sociales	9 044,8	9 044,8	-	-
Autres dettes	82 262,3	82 262,3	-	-

Postes concernés par les entreprises liées

	Montant brut	Montant net
Participations	7 685 281,5	7 682 359,3
Créances rattachées à des participations	1 015 214,4	1 015 214,4
Autres créances et créances clients	68 296,0	40 998,2
Dettes rattachées à des participations	16,3	16,3
Autres dettes et dettes fournisseurs	-	-
Produits :		
- dividendes		524 272,0
- intérêts		140 728,0

Voir de plus, la note sur les disponibilités Groupe placées chez Boissière Finance.

Les autres créances (171 933,4) reprennent trois composantes dont les éléments essentiels peuvent être détaillés de la manière suivante :

1) Créances d'origine Spie Batignolles :	
Créances rattachées :	
- au contrat Pinglin	43 303,1
- au compte courant Speichim	2 794,9
Créances liées aux opérations immobilières	1 587,1
	47 685,1
2) Créances fiscales y inclus acomptes d'IS et intégration fiscale	**110 453,3**
3) Autres créances	**13 795,0**
Total	**171 933,4**

Ces créances ont des contreparties dans les autres dettes et sont, pour certaines, provisionnées.

Les charges constatées d'avance (4 497,1) concernent :

Maintenance et entretien, cotisations, abonnements etc ...	142,8
Frais financiers	4 354,3

Les valeurs mobilières de placement (50 960,7) sont constituées par :

- des certificats de dépôts et fonds communs de placement pour	47,3
- des titres Schneider Electric SA (couverture du plan d'options d'achat d'actions n° XIV) pour	50 913,4

Les disponibilités Groupe (1 732 495,3) sont constituées par des avances de Schneider Electric SA, à exigibilité immédiate, et rémunérées à la centrale de trésorerie du Groupe (Boissière Finance). Ces disponibilités incluent 0,66 milliards d'euros de billets de trésorerie émis à fin 2001 (0,20 milliard d'euros à fin 2000).

CAPITAL SOCIAL

Le capital a été augmenté de 155 787 643 actions au 31 décembre 2000 à 240 260 029 actions au 31 décembre 2001 de la manière suivante :

- Création de 84 241 055 actions ordinaires en rémunération des titres reçus dans le cadre de l'OPE sur la société Legrand SA (actions ordinaires et actions à dividende prioritaire).
- Souscription de 228 305 actions à la suite de levées d'options par des cadres et dirigeants du Groupe.
- Conversion de 13 obligations Square D, émises en novembre 1992, qui ont donné lieu à la création de 3 026 actions.

Il n'existe pas de parts bénéficiaires.

Le capital a été converti à l'euro le 14 janvier 2000 : le nominal des actions est de 8 euros.

Les primes d'émission ont évolué, au titre de ces augmentations de capital, de la manière suivante :

1. Prime sur levées d'options	5 114,0
2. Prime sur conversion des obligations convertibles Square D	217,9
3. Affectation selon AGO	(6 385,8)
4. Prime acquisition Legrand SA	4 353 577,7

Le poste des primes d'émission, de fusion et d'apport se décompose ainsi :

Prime d'émission sur augmentation de capital par échange	4 353 577,7
Prime d'émission sur augmentations de capital en numéraire	478 797,1
Prime de fusion (Schneider SA / Spie Batignolles 1995 et autres)	518 950,5
Prime sur conversion des obligations Convertibles et autres	124 306,4
Total	**5 475 631,7**

La réserve légale a été portée à 124 630,1 par prélèvement de 6 385,8 sur la prime de fusion Schneider SA / Spie Batignolles 1995.

Réserves réglementées

Réserves de plus-values nettes à long terme libérées de l'impôt à hauteur de :

. 10 % pour	281,6
. 15 % pour	21 502,6
. 18 % pour	37 665,7
. 19 % pour	75 493,1
. 25 % pour	391,6
Total	**135 334,6**

Autres réserves

Réserves libérées en totalité de l'impôt sur les sociétés et constituées lors de l'affectation des résultats de 1986.

Ecarts de réévaluation (2 858,1).

Il s'agit du solde de la réévaluation légale 1976.

Provisions pour risques et charges

Elles s'analysent de la manière suivante :

• **Provisions pour risques :**	
- Risques financiers	3 948,4
- Autres risques d'origine Schneider antérieurs à 1995	13 608,3
Total	**17 556,7**
• **Provisions pour charges :**	
- Retraites	8 386,2
- Autres provisions	1 524,6
Total	**9 910,8**

Les pertes latentes de change font l'objet d'une provision pour risques sauf lorsqu'il existe des gains de change latents sur des opérations libellées dans la même devise dont les termes sont suffisamment voisins : le montant de la dotation est alors limité à l'excédent des pertes sur les gains.

Emprunt obligataire convertible et emprunts obligataires simples

1. Schneider Electric SA a émis le 14 avril 1999 un emprunt obligataire d'un montant nominal de 750 millions d'euros au taux de 3,75 % à échéance du 14 avril 2004 et le 28 mai 1999, un emprunt obligataire de 250 millions d'euros au taux de 3,75 % à

échéance du 14 avril 2004. Ce deuxième emprunt a été assimilé au premier. L'émission a été effectuée à 0,99 % du nominal.
L'emprunt a été admis aux négociations des Bourses de Paris et de Luxembourg.

2. Schneider Electric SA a également émis les 19 et 20 octobre 2000 deux emprunts obligataires d'un montant nominal de 400 millions d'euros et de 50 millions d'euros au taux de 6,125 %, d'une durée de 7 ans, remboursables en une échéance le 19 octobre 2007. Ces émissions ont été effectuées à 0,9977 % du nominal.
Ces emprunts sont admis aux négociations des Bourses de Paris et de Luxembourg.

Autres emprunts et dettes assimilées

Les autres emprunts existant au 31 décembre 2001 représentent les billets de trésorerie émis sur le marché par Schneider Electric SA pour le compte de l'ensemble du Groupe (0,657 milliard d'euros au 31 décembre 2001 contre 0,20 milliard d'euros au 31 décembre 2000), des intérêts sur coupons d'obligations à régler (32,2) et des divers (2,6).

Dettes fiscales et sociales

Impôt à payer net d'acomptes	-
Taxes diverses	8 205,6
Salaires et charges sociales	839,2
Total	**9 044,8**

La ventilation de l'impôt sur les sociétés au compte de résultat s'établit selon la description suivante :

La société est placée dans un régime d'intégration fiscale dont elle constitue la tête. A ce titre, il est dégagé un produit d'intégration fiscale, net des régularisations de 2000, de 29,2 millions d'euros (charge nette de (1,6) million d'euros en 2000), représentant la partie de l'impôt dans le compte de résultat, qui s'analyse de la manière suivante :

- produit d'IS collecté sur les sociétés du périmètre d'intégration	112 714,8
- charge d'IS effectif de la tête d'intégration (Schneider Electric SA)	(83 967,1)
- Régularisations 2000	446,0
- IFA	-
Total	**29 193,7**

Les décalages temporaires lorsqu'ils existent ne sont pas matériels.

Autres dettes (82 262,3).

Elles s'analysent de la manière suivante :

- compte courant intégration fiscale	25 601,9
- charges à payer	43 222,9
- dettes diverses et comptes courants	13 437,5
Total	**82 262,3**

RENSEIGNEMENTS DIVERS

Engagements pris en matière de retraites complémentaires

La société a pris divers engagements vis-à-vis de ses anciens dirigeants et cadres qui sont provisionnés à hauteur de 8,4 millions d'euros.

Engagements dans des sociétés de personnes

Quote-part du passif vis-à-vis des tiers revenant à Schneider Electric SA du fait de la détention de titres de sociétés civiles : Non significatif

Montant du passif à l'égard des tiers dans les sociétés en nom collectif dont Schneider Electric SA détient des titres : Non significatif

Engagements financiers :

Engagements donnés :

Contre-garantie de cautions données par des banques : ....Néant

Avals et cautions donnés : 24 209,9

Ces engagements concernent pour leur totalité les entreprises liées.

Engagements reçus :

Contre-garantie bancaire : .... Néant

SCHNEIDER ELECTRIC SA 08/03/02 11:34

FILIALES ET PARTICIPATIONS

(en milliers d'euros)

Sociétés	Capital	Réserves et report à nouveau avant affectation du résultat*	Quote-part du capital détenue en %	Valeur comptable des titres détenus Brute	Valeur comptable des titres détenus Nette	Prêts et avances consentis par la société et non remboursés	Montant des cautions et avals donnés par la société	Chiffre d'affaires hors taxes du dernier exercice écoulé	Bénéfice ou perte(-) du dernier exercice clos	Dividendes encaissés par la société au cours de l'exercice	Observation
I. Renseignements détaillés concernant les filiales et participations dont la valeur d'inventaire excède 1 % du capital de Schneider Electric SA											
A. Filiales (50 % au moins du capital détenu par la société)											
Schneider Electric Industries SA 89 boulevard Franklin Roosevelt – 92500 Rueil Malmaison	441 314,3	1 459 827,8	100,00	1 531 980,5	1 531 980,5	-	-	3 185 002,5	485 240,0	504 584,3	voir note sur les titre de participatio
Cofibel 18/20, avenue Winston Churchill - 1180 Bruxelles	55 362,2	78 251,3	99,56	136 796,8	136 796,8	-	-	Société de portefeuille	5 409,1	18 954,1	
COFIMINES 18/20, avenue Winston Churchill - 1180 Bruxelles	41 522,2	28 153,8	99,77	82 580,0	82 580,0	-	-	Société de portefeuille	1 179,7	-	
Legrand SA 128 avenue du Maréchal de Lattre de Tassigny – 87000 Limoges	56 000,0	549 000,0	98,10	5 415 231,4	4 015 231,4	-	-	547 000,0	33 000,0	29 619,3	
B. Participations (10 à 50 % du capital détenu par la société)											
Infra + 3 rue des Marronniers – 94240 L'Haÿ-les-Roses	2 038,2	10 909,8	38,08	23 632,7	23 632,7			27 195,4	2 643,2	508,8	
II. Renseignements globaux concernant les autres filiales et participations											
A. Filiales non reprises au paragraphe I :											
a) Filiales françaises (ensemble)				21 138,9	21 126,8		-			225,0	
b) Filiales étrangères (ensemble)				-	-	-	-			-	
B. Participations non reprises au paragraphe I :											
a) Dans les sociétés françaises (ensemble)				1 381,1	1 381,1		-			-	
b) Dans les sociétés étrangères (ensemble)				877,8	498,1	-	-			-	

** y compris bénéfice ou perte du dernier exercice clos.*

SCHNEIDER ELECTRIC SA 25/03/02 14:59

RESULTATS FINANCIERS DE LA SOCIETE

RELATIFS AUX CINQ DERNIERES ANNEES

Nature des indications	1997	1998	1999	2000	2001
SITUATION FINANCIERE EN FIN D'EXERCICE					
Capital social (en milliers d'euros)	1 159 893,8	1 169 414,4	1 230 443,3	1 246 301,1	1 922 080,2
Nombre d'actions émises	152 168 097	153 417 118	161 423 578	155 787 643	240 260 029
Nombre d'obligations convertibles en actions (en milliers)	1 566	1 315	1	-	-
Nombre maximal d'actions futures à créer (en milliers) :					
• par conversion d'obligations	8 682	7 668	343	191	-
• par exercice de droits de souscription	4 767	4 281	3 512	3 261	4 587
RESULTAT GLOBAL DES OPERATIONS EFFECTIVES (en milliers d'euros)					
Chiffre d'affaires hors taxes	11 946,4	3 946,1	3 865,3	2 728,5	1 368,1
Revenus du portefeuille, intérêts et autres produits	246 491,9	264 164,6	312 575,4	443 613,6	740 644,2
Résultat avant impôts, amortissements et provisions	184 350,8	106 320,8	255 739,0	301 958,6	521 908,4
Impôts sur les bénéfices	-	15,2	3,8	-	-
Résultat après impôts, amortissements et provisions	120 035,0	187 043,9	316 704,3	356 657,1	(811 224,0)
Résultat distribué	150 025,8	168 429,7	*(1)* 270 272,7	249 260,2	312 338,0
RESULTAT DES OPERATIONS REDUIT A UNE ACTION (en euros)					
Résultat après impôts, mais avant amortissements et provisions	1,66	0,94	1,40	1,94	2,29
Résultat après impôts, amortissements et provisions	0,79	1,22	1,96	2,29	(3,38)
Dividende attribué à chaque action (net)	0,99	1,15	1,34	1,60	1,30
PERSONNEL					
Effectif moyen des salariés employés pendant l'exercice	12	9	8	6	5
Montant de la masse salariale de l'exercice (en milliers d'euros)	3 578,6	3 128,6	3 198,2	3 975,9	4 468,9
Montant des sommes versées au titre des avantages sociaux de l'exercice (Sécurité Sociale, oeuvres sociales, etc ...) (en milliers d'euros)	1 291,5	1 699,3	1 736,8	901,7	914,1

(1) Le dividende revenant aux actions autodétenues au jour de sa mise en paiement ainsi que le précompte correspondant seront affectés au report à nouveau.

Schneider Electric

SCHNEIDER ELECTRIC SA

Société Anonyme au Capital de 1 922 080 232 Euros
Siège social : 43 / 45 boulevard Franklin Roosevelt – 92500 Rueil Malmaison
542 048 574 RCS Nanterre
SIRET 542 048 574 017 67
APE 741 J

02 MAY 20

COMPTES CONSOLIDES DE L'EXERCICE 2001

Compte de Résultat Consolidé

(en millions d'euros)	31.12.01	31.12.00	31.12.99
Chiffre d'affaires	**9 828,2**	**9 695,5**	**8 378,3**
Coûts des ventes	(5 878,6)	(5 612,2)	(4 766,0)
Recherche et développement	(512,7)	(474,4)	(443,5)
Frais généraux et commerciaux *(1)*	(2 320,6)	(2 310,7)	(2 112,3)
Total	**(8 711,9)**	**(8 397,3)**	**(7 321,8)**
dont amortissements	*(351,3)*	*(318,5)*	*(263,9)*
Résultat d'exploitation *(1)*	**1 116,3**	**1 298,2**	**1 056,5**
Résultat financier (note 19)	(120,9)	(16,2)	(86,1)
Résultat courant avant impôts *(1)*	**995,4**	**1 282,0**	**970,4**
Résultat exceptionnel *(note 20)*	(1 563,9)	(118,4)	(34,6)
Impôts sur les sociétés *(note 10)*	(206,9)	(369,9)	(317,7)
Résultat net des sociétés intégrées avant amortissement des écarts d'acquisition	**(775,4)**	**793,7**	**618,1**
Amortissement des écarts d'acquisition	(169,3)	(143,4)	(121,9)
Résultat net des sociétés intégrées	**(944,7)**	**650,3**	**496,2**
Quote-part de résultat des sociétés mises en équivalence	(19,3)	(3,6)	-
Résultat net consolidé	**(964,0)**	**646,7**	**496,2**
Intérêts minoritaires	(22,4)	(21,7)	(15,2)
Résultat net (part de Schneider Electric SA)	**(986,4)**	**625,0**	**481,0**
Résultat net (part de Schneider Electric SA) par action *(note 21)* (en euros/action)	(5,37) (a)	4,18	3,23
Résultat net (part de Schneider Electric SA) après dilution *(note 21)* (en euros/action)	(5,32) (a)	4,13	3,19

(a) Y compris actions émises pour Legrand

(1) Incluant la participation des salariés.
Les notes en annexes font partie intégrante des comptes consolidés.

Bilan consolidé

(en millions d'euros)

ACTIF	31.12.01	31.12.00	31.12.99
Actif immobilisé :			
Immobilisations incorporelles, net *(note 3)*	210,4	192,0	85,5
Ecarts d'acquisition, net *(note 4)*	3 840,7	3 620,0	3 374,6
Immobilisations corporelles, brut *(note 3)*	4 197,8	4 011,6	3 627,1
Moins : Amortissements	(2 446,8)	(2 312,7)	(2 085,2)
Immobilisations corporelles nettes	1 751,0	1 698,9	1 541,9
Immobilisations financières :			
Titres de participation mis en équivalence *(note 5)*	124,4	58,0	2,7
Autres titres de participation *(note 1.g et note 6)*	4 181,8	342,7	112,5
Autres immobilisations financières *(note7)*	305,1	137,1	80,2
Total immobilisations financières	4 611,3	537,8	195,4
Total actif immobilisé	**10 413,4**	**6 048,7**	**5 197,4**
Actif circulant :			
Stocks et encours *(notes 1 et 8)*	1 267,9	1 411,9	1 090,2
Clients et effets à recevoir	2 034,6	2 225,0	1 933,1
Autres débiteurs et frais payés d'avance *(note 9)*	714,2	946,4	730,2
Impôts différés actifs	240,7	248,3	291,1
Disponibilités et valeurs mobilières de placement *(note 11)*	579,5	653,5	1 050,5
Total actif circulant	**4 836,9**	**5 485,1**	**5 095,1**
Total de l'Actif	**15 250,3**	**11 533,8**	**10 292,5**

Les notes en annexe font partie intégrante des comptes consolidés.

(en millions d'euros)

PASSIF	31.12.01	31.12.00	31.12.99
Capitaux propres *(note 12)* **:**			
Capital social	1 922,1	1 246,3	1 230,4
Réserves consolidées	6 458,4	3 299,0	3 030,0
Total capitaux propres (part de Schneider Electric SA)	**8 380,5**	**4 545,3**	**4 260,4**
Intérêts minoritaires	79,3	65,9	60,8
Provisions pour risques et charges :			
Provisions pour retraites et engagements assimilés *(note 13)*	628,7	586,7	569,5
Autres provisions pour risques et charges *(note 14)*	202,6	218,0	274,4
Total provisions pour risques et charges	**831,3**	**804,7**	**843,9**
Dettes à long terme :			
Titres à durée indéterminée *(note 15)*	179,7	175,7	202,1
Dettes financières à plus d'un an *(note 15)*	1 596,6	1 897,9	1 320,0
dont : obligations ordinaires et convertibles	*1 458,7*	*1 460,0*	*1 020,8*
Total dettes à long terme	**1 776,3**	**2 073,6**	**1 522,1**
Dettes à court terme :			
Avances et acomptes reçus sur commandes en cours *(note 1)*	55,5	86,7	107,3
Fournisseurs et effets à payer	1 305,0	1 613,1	1 348,6
Dettes fiscales et sociales	847,4	838,8	749,7
Autres créanciers et charges à payer	879,3	807,6	699,3
Dettes financières à court terme *(note 15)*	1 095,7	698,1	700,4
Total dettes à court terme	**4 182,9**	**4 044,3**	**3 605,3**
Total du Passif	**15 250,3**	**11 533,8**	**10 292,5**

Les notes en annexe font partie intégrante des comptes consolidés.

Tableau des flux de trésorerie consolidés

(en millions d'euros)	31.12.01	31.12.00	31.12.99
I - Trésorerie provenant des activités d'exploitation :			
Résultat net consolidé	(964,0)	646,7	496,2
Perte (profit) des sociétés mises en équivalence (net des dividendes reçus)	19,3	2,3	2,8
Produits et charges n'ayant pas entraîné de flux de trésorerie :			
Dépréciations, amortissements et provisions *(note 1.g)*	1 896,5	431,7	400,8
Plus ou moins-values sur cessions d'actifs immobilisés	10,8	(88,8)	30,2
Autres éléments	(1,3)	(1,1)	(1,2)
Autofinancement d'exploitation	**961,3**	**990,8**	**928,8**
Clients et autres débiteurs (augmentation) diminution	132,0	(223,7)	(107,6)
Stocks et travaux en cours (augmentation) diminution	51,3	(247,9)	(48,3)
Fournisseurs et autres créditeurs augmentation (diminution)	(268,8)	193,1	29,7
Autres actifs et passifs courants	66,8	(1,7)	(73,9)
Variation du besoin en fonds de roulement	**(18,7)**	**(280,2)**	**(200,1)**
Total I	**942,6**	**710,6**	**728,7**
II - Trésorerie (affectée aux) produite par des opérations d'investissement :			
Cessions d'immobilisations corporelles et incorporelles	47,1	36,5	47,4
Acquisitions d'immobilisations corporelles et incorporelles *(note 3)*	(451,6)	(504,2)	(442,9)
Investissement net d'exploitation	**(404,5)**	**(467,7)**	**(395,5)**
Investissement financier net	(448,3) (a)	(528,2)	(851,0)
Autres opérations financières à long terme	11,0 (b)	(227,4) (b)	(295,3) (b)
Sous-total	**(437,3)**	**(755,6)**	**(1 146,3)**
Total II	**(841,8)**	**(1 223,3)**	**(1 541,8)**
III - Trésorerie (affectée aux) produite par des opérations de financement :			
Remboursement d'emprunts et nouveaux emprunts et crédits	136,0	289,8	1 109,7
Augmentation de capital	7,2 (a)	11,9	85,2
Dividendes payés : Schneider Electric SA	(297,0)	(263,7)	(164,0)
Minoritaires	(18,2)	(21,4)	(17,8)
Total III	**(172,0)**	**16,6**	**1 013,1**
IV - Effet net des conversions et divers : Total IV	**14,0**	**25,9**	**46,3**
Variation nette de trésorerie : I + II + III + IV	**(57,2)**	**(470,2)**	**246,3**
Trésorerie en début de période ©	515,0	985,2	738,9
Variation de trésorerie	(57,2)	(470,2)	246,3
Trésorerie en fin de période ©	**457,8**	**515,0**	**985,2**

(a) L'achat des titres Legrand (5 027,5 M euros) a été financé essentiellement par échange de titres. Seuls, la soulte et les frais d'acquisition sont indiqués.

(b) Y inclus les rachats d'actions Schneider Electric SA pour 73,9 M euros en 2001, 159,5 M euros en 2000 et 337,2 M euros en 1999.

© Les intérêts courus précédemment inclus dans la trésorerie sont désormais retraités dans les flux « Remboursement d'emprunts et nouveaux emprunts et crédits ». Les données 1999 et 2000 présentées dans ce tableau ont été corrigées en conséquence.

Variation des capitaux propres consolidés et des intérêts minoritaires

	Nombre d'actions (milliers) *(1)*	Capital (M EUR)	Primes d'émission de fusion d'apport (M EUR)	Réserves consolidées (M EUR) *(2)*	Différence de conversion (M EUR)	Capitaux propres (M EUR)	Intérêts minoritaires (M EUR)	Total (M EUR)
Au 1er Janvier 1999	**153 417**	**1 169,4**	**1 156,2**	**1 405,2**	**(93,7)**	**3 637,1**	**58,5**	**3 695,6**
Plans de souscription d'actions	2 239	17,1	68,1			85,2		85,2
Conversion d'obligations	5 768	43,9	184,6			228,5		228,5
Dotation à la réserve légale			(0,9)	0,9		-		-
Distribution de dividendes				(173,2)		(173,2)	(17,8)	(191,0)
Variation de l'autodétention				(337,2)		(337,2)		(337,2)
Différence de conversion				(13,6)	352,6	339,0	7,0	346,0
Variation de périmètre et divers						-	(2,1)	(2,1)
Résultat 1999				481,0		481,0	15,2	496,2
Au 31 décembre 1999	**161 424**	**1 230,4**	**1 408,0**	**1 363,1**	**258,9**	**4 260,4**	**60,8**	**4 321,2**
Plans de souscription d'actions	212	1,7	3,7			5,4		5,4
Conversion d'obligations	152	1,1	4,8			5,9		5,9
Conversion nominal en Euros		61,0	(61,0)			-		-
Réduction de capital	(6 000)	(48,0)	(263,0)	311,0		-		-
Fusion SGTE			28,2	(28,2)		-		-
Dotation à la réserve légale			(6,1)	6,1		-		-
Distribution de dividendes (y.c. précompte)				(263,7)		(263,7)	(21,4)	(285,1)
Variation de l'auto détention				(159,5)		(159,5)		(159,5)
Différence de conversion				(72,6)	149,2	76,6	0,1	76,7
Variation de périmètre et divers				(4,7)		(4,7)	4,7	-
Résultat 2000				625,0		625,0	21,7	646,7
Au 31 décembre 2000	**155 788**	**1 246,2**	**1 114,6**	**1 776,5**	**408,1**	**4 545,4**	**65,9**	**4 611,3**
Plans de souscription d'actions	228	1,8	5,1			6,9		6,9
Conversion d'obligations	3	-	0,2			0,2		0,2
OPE Legrand	84 241	673,9	4 353,6			5 027,5		5 027,5
Dotation à la réserve légale			(6,4)	6,4		-		-
Distribution de dividendes (y.c. précompte)				(297,0)		(297,0)	(18,2)	(315,2)
Variation de l'auto détention				(73,9)		(73,9)		(73,9)
Différence de conversion				21,9	135,8	157,7	1,5	159,2
Variation de périmètre et divers						-	7,7	7,7
Résultat 2001				(986,4)		(986,4)	22,4	(964,0)
Au 31 décembre 2001	**240 260**	**1 922,0**	**5 467,1**	**447,5**	**543,9**	**8 380,5**	**79,3**	**8 459,8**

(1) Avant élimination des actions autodétenues.
(2) Y inclus 518,5 M EUR d'auto-détention / auto-contrôle annulé à partir du 1er janvier 1993.

1. Principes comptables

Les comptes consolidés de Schneider Electric SA sont établis conformément aux règlements 99-02 et 2000-06 du Comité de la Réglementation Comptable. Lorsque les principes édictés par les règlements 99-02 et 2000-06 ne proposent pas de solution précise à des situations particulières, les principes comptables américains sont appliqués.

Les états financiers des sociétés consolidées, établis selon les règles et options de comptabilité sociale en vigueur dans leurs pays respectifs, sont retraités afin d'appliquer les principes et options retenus par le Groupe.

a) Consolidation

Les états financiers des sociétés opérationnelles que Schneider Electric SA contrôle directement ou indirectement sont intégrés globalement.

Les sociétés dans lesquelles Schneider Electric SA exerce, directement ou indirectement, une influence notable sans en avoir le contrôle, sont consolidées par mise en équivalence.

Les sociétés dans lesquelles le Groupe détient un contrôle conjoint (société en participation) sont prises en compte conformément aux règles retenues par les normes françaises, à savoir par intégration proportionnelle.

Les écarts non affectés (positifs ou négatifs) résultant des acquisitions de titres sont rapportés linéairement au résultat sur une période maximale de 40 ans, découlant, pour chaque acquisition, de l'estimation de la durée de vie utile desdits écarts faite à la date d'acquisition et révisée lorsque des évènements ou modifications d'environnement de marché indiquent un risque de perte de valeur.

b) Conversion des états financiers des sociétés étrangères

Les comptes des sociétés étrangères sont convertis selon les principes suivants :

- les postes du bilan sont convertis aux cours de clôture,
- les postes du compte de résultat et du tableau des flux de trésorerie sont convertis aux cours moyens de l'exercice,
- les différences de conversion sont portées directement dans les capitaux propres dans la rubrique *"Différence de conversion"* pour la part du Groupe et dans la rubrique *"Intérêts minoritaires"* pour la part des minoritaires.

c) Comptabilisation des opérations en devises

Les créances et dettes en devises étrangères sont converties dans la devise de reporting sur la base du cours de change à la clôture. Conformément à l'option offerte par le Décret du 17 février 1986, les écarts de conversion sont portés dans le compte de résultat.

Le Groupe couvre ses transactions en devises étrangères par des contrats de change à terme. Les gains et les pertes sur les opérations de couverture de change à terme sont enregistrés au compte de résultat et compensent les gains et pertes de change sur les transactions couvertes. A la clôture de l'exercice, les gains et pertes latents sur contrats de change à terme sont reconnus au compte de résultat. Ces gains et pertes de change latents compensent tout ou partie des écarts de conversion générés sur les dettes et créances en devises.

d) Instruments financiers de taux

Le Groupe utilise les instruments financiers de taux *(note 17)*. Lorsque les caractéristiques de ces instruments conduisent à les considérer comme spéculatifs, leur valeur de marché est déterminée, compte tenu de la volatilité des taux d'intérêts, à la date d'arrêté des comptes et une provision pour risques est constituée dans le cas où cette valeur est négative par rapport à leur valeur historique.

e) Valeurs mobilières de placement

Ce sont, dans la presque totalité des cas, des instruments de placement à court terme classiques (Bons de Caisse, SICAV et FCP ou titres assimilables).

Elles sont évaluées au coût d'acquisition ou à leur valeur de marché si elle est inférieure, augmenté des intérêts courus non échus dans le cas des obligations et des titres de créances.

f) Valeurs immobilisées

Les terrains, bâtiments et équipements figurent à leurs coûts d'acquisition dans les comptes sociaux, sous réserve du maintien des réévaluations légales pratiquées dans certains pays. Lorsque de telles réévaluations existent, elles sont présentées dans les réserves consolidées de l'ensemble ou, dans le cas de l'entité, dans la rubrique "*réserve de réévaluation*". Cet écart est repris au rythme des amortissements et des cessions des immobilisations concernées. Il reste donc sans incidence sur le résultat.

L'amortissement des immobilisations corporelles est calculé selon le mode linéaire permettant de prendre en compte la dépréciation des immobilisations selon les durées d'utilisations suivantes :

Constructions	de 20 à 40 ans
Installations techniques, matériels et outillages	de 3 à 10 ans
Autres immobilisations corporelles	de 3 à 12 ans

Les immobilisations louées en crédit-bail selon un contrat présentant les caractéristiques d'une acquisition, sont comptabilisées à l'actif pour leur coût de revient et amorties selon la méthode décrite ci-dessus. La dette correspondante est inscrite au passif. La charge de loyer est éclatée dans le compte de résultat entre l'amortissement d'une part et les frais financiers d'autres part.

g) Titres de participation non consolidés (note 6) et autres immobilisations financières

Ils sont valorisés au coût historique d'acquisition. Chaque année, une évaluation de la valeur intrinsèque de ces participations est réalisée par référence à la quote-part détenue dans les capitaux propres de chaque participation, à la rentabilité commerciale et aux perspectives d'évolution des participations concernées, dans la perspective de constatation de provisions. Pour les titres cotés, les cours de bourse sont également pris en considération.

A l'égard de la participation déténue par Schneider Electric SA dans Legrand SA, la position est la suivante :

Par décision du 10 Octobre 2001 (article 8.3 du règlement sur les concentrations), la Commission Européenne a interdit à Schneider Electric SA la mise en œuvre du rapprochement avec Legrand SA, qui avait été réalisé fin Juillet 2001 par l'apport de 98,1 % des actions formant le capital de ladite société à l'Offre Publique d'Echange initiée par Schneider Electric SA le 15 Janvier 2001.

Par décision prise en application de l'article 8.4 du même règlement, la Commission Européenne a ordonné à Schneider Electric SA de se séparer, à son choix et par tout moyen, de sa participation actuelle dans le capital de Legrand SA, la détention finale éventuelle étant limitée à un maximum de 5 %. Les conditions du désengagement seront soumises au contrôle de la Commission Européenne, en particulier sur les sujets de concentration et de concurrence, ainsi que dans l'appréciation par la Commission de la viabilité des schémas de désengagement.

Dans ces conditions, la participation détenue dans Legrand SA comptabilisée pour 5 415 millions d'euros, frais d'acquisitions inclus, doit être évaluée en application des règles comptables. En conséquence, il a été procédé à une estimation de ces titres qui tient compte notamment de la baisse des marchés financiers depuis leur acquisition et des différentes modalités de séparation envisagées (cession, offre publique de vente, scission). Ceci a conduit à constituer une provision à caractère exceptionnel de 1,4 milliards d'euros.

h) Stocks et encours

Les stocks et les travaux en cours sont évalués à leur coût de revient (par les méthodes FIFO et coût moyen pondéré) et dépréciés lorsque celui-ci devient supérieur à la valeur probable de réalisation.

Les travaux en cours, produits semi-finis et produits finis, sont évalués au coût direct des matières premières, de la main-d'oeuvre de production et des achats de sous-traitance consommés au cours de la production, augmenté d'une quote-part de frais généraux de production.

i) Contrats de longue durée

Les produits sur contrats de longue durée sont enregistrés selon la méthode de l'avancement mesuré par la règle de l'avancement financier de l'exécution du contrat.

Toute perte probable sur contrat en cours est provisionnée intégralement dès qu'elle est connue.

Les coûts inclus dans le montant des travaux en cours figurant au bilan comprennent les coûts directement rattachables aux contrats et une quote-part de frais généraux.

Les contrats de longue durée sont essentiellement portés, depuis le 1er janvier 2001, par VAS, société mise en équivalence.

j) Frais de recherche et de développement

Les frais de recherche et de développement sont comptabilisés en charges de l'exercice.

k) Imposition différée

Les impôts différés, qui reflètent les différences temporaires entre les valeurs comptables après retraitements de consolidation et les bases fiscales des actifs et des passifs, sont comptabilisés selon la méthode du report variable.

Lorsqu'ils sont considérés comme récupérables, les impôts différés actif sont conservés dans leur intégralité. A défaut, des provisions sont constituées à hauteur des impôts différés jugés non récupérables.

L'enregistrement dans les comptes consolidés d'un crédit d'impôt au titre de déficits fiscaux, que ceux-ci soient des déficits fiscaux courants ou résultent d'amortissements réputés différés, n'est effectué que lorsque leur imputation sur des bénéfices fiscaux futurs s'avère probable dans des délais courts.

l) Provisions pour indemnités de fin de carrière

Selon les usages de chaque pays, le Groupe participe à des régimes de retraite, prévoyance et indémnités de fin de carrière dont les prestations dépendent de différents facteurs tels que l'ancienneté, les salaires et versements effectués à des régimes généraux obligatoires.

La méthode retenue pour l'évaluation des droits à indemnité prend en compte les évolutions futures des salaires.

Le Groupe retient deux méthodes de couverture des indemnités de fin de carrière :

- la couverture par provision. Cette provision calculée sur la population concernée est actualisée et indexée chaque année.

- la couverture par des primes versées auprès de compagnies d'assurance. Dans ce cas spécifique, il est procédé à une évaluation de la valeur liquidative des sommes détenues par la compagnie d'assurance pour assurer le service de cette dette. Des provisions complémentaires sont constituées pour pallier, le cas échéant, l'insuffisance estimée de la couverture.

La politique de Schneider Electric en matière d'enregistrement des variations des provisions pour indemnités de fin de carrière est la suivante :

- l'effet de l'actualisation récurrente et des variations normales des variables du calcul de la provision (ancienneté, mouvements de personnel ...) est constaté en résultat à 100 % ;

• l'effet sur le calcul de la provision de la modification significative des hypothèses de calcul (taux d'actualisation, taux d'augmentation des salaires, taux de rotation du personnel ...) est étalé sur la durée de vie active restante du personnel concerné.

m) Provision pour frais médicaux postérieurs au départ en retraite

Le Groupe comptabilise des provisions pour couvrir la charge des frais médicaux des personnels en retraite ou appelés à la prendre. Le détail des éléments de calcul est présenté dans le note 13.

n) Titres à durée indéterminée (TDI) (note 15)

Les TDI, successeurs des TSDI émis en 1991 par Merlin Gerin, sont traités comme des emprunts amortissables sur 15 ans.

Les conditions de subordination ayant été levées par les prêteurs, ces titres sont devenus en 1996 des TDI (titres à durée indéterminée), les conditions générales de l'emprunt demeurant par ailleurs inchangées.

o) Tableau des flux de trésorerie consolidés

La "méthode indirecte" (mettant en évidence le passage du résultat à la trésorerie provenant de l'exploitation) a été retenue.

La trésorerie inclut les disponibilités nettes des découverts bancaires ainsi que les actifs financiers considérés comme leurs équivalents (valeurs mobilières de placement notamment).

Enfin, les variations des actifs et passifs à court terme ne peuvent se déduire de la simple variation bilantielle : en effet, les effets de conversion ne sont pas pris en compte à ce niveau mais globalement dans une rubrique spécifique.

p) Unités de comptes

Les tableaux ci-après sont présentés en millions d'Euros, sauf exceptions signalées.

2. Evolution du périmètre de consolidation

Les comptes consolidés de Schneider Electric SA et de ses filiales, établis au 31 décembre 2001, regroupent les comptes des sociétés dont la liste est donnée en *note 25*. Le périmètre retenu au 31 décembre 2001 peut se résumer de la façon suivante :

Nombre de Sociétés	**31.12.01**		31.12.00	
	France	**Etranger**	France	Etranger
Société mère et sociétés consolidées par intégration globale	54	252	53	243
Sociétés consolidées par intégration proportionnelle	1	-	-	-
Sociétés consolidées par mise en équivalence	2	4	1	3
Sous-total par zone géographique	57	256	54	246
Total	**313**		**300**	

Les principaux mouvements intervenus en 2001 sont les suivants :

Entrées de périmètre

France :	Schneider Toshiba Inverter Europe SAS *(1)* Schneider Toshiba Inverter SAS *(1)* Schneider Electrique Foncière SAS *(1)* E-Business @ Schneider Electric SAS *(1)* Berger Lahr Positec Sarl *(2)* Easy Plug SAS (1 filiale) *(2)* Delta Dore Finance SA *(2)*
Europe :	Prodax (Hongrie) *(2)* Berger Lahr Gmbh & Co KG (Allemagne) *(2)* Berger Lahr Positec Gmbh & Co KG (Allemagne) *(2)* Gerhard Berger Gmbh & Co KG (Allemagne) *(2)* Positec Automation International GmbH (Allemagne) *(2)* Schneider Electric Motion GmbH (Allemagne) *(2)* Selectron Systems GmbH (Allemagne) *(2)* Berger Lahr Positec GmbH (Autriche) *(2)* Berger Lahr Positec Ltd (Grande Bretagne) *(2)* Pamoco Srl (Italie) *(2)* Berger Lahr Positec AG (Suisse) *(2)* Selectron Electronicservice AG (Suisse) *(2)* Selectron Services AG (Suisse) *(2)* Selectron Systems AG (Suisse) *(2)* VA Tech Schneider High Voltage – VAS (Autriche) *(2)*
Amérique du Nord :	E-Business @ Schneider Electric (Etats-Unis) *(1)* Berger Lahr Motion Technology Inc. (USA) *(2)* Powerbox Solutions LLC (W.A. Brown) (Etats-Unis) *(2)* Square D Holdings One, Inc. (USA)
Reste du Monde :	Schneider Electric Algérie (Algérie) Schneider Electric Industries Iran (Iran) PDL Holdings Ltd (Nouvelle-Zélande) et filiales (12 filiales) *(2)* Schneider Electric New Zealand Holdings Ltd Toshiba Schneider Inverter Corp. (Japon) *(2)*

Sorties de périmètre

France :	Société Industrielle Financière et Immobilière de Rueil EGIC *(3)* Jeumont-Schneider Transformateurs *(3)* Schneider Electric High Voltage (SEHV) *(3)*
Europe :	Nuova Magrini Meridionale (Italie) Square D Company Italia Spa (Italie) Nuova Magrini Galileo (Italie) *(3)* Stem Trento Spa (Italie) *(3)* Coelme Spa (Italie) *(3)* KL Industri AB (Suède) Thorsman GmbH (Allemagne) Wibe A/S (Danemark) Oy Thorsman & Co AB (Finlande) Oy Wibe AB (Finlande) Thorsman & Co (UK) Ltd (Grande Bretagne) Eltra Baltic UAB (Lituanie) Industrisitering A/S (Norvège) Aktywa Sp.zo.o (Pologne) B.A.P.Z. Sp.zo.o (Pologne) El. Grand Sp.zo.o (Pologne) El-Handel Sp.zo.o (Pologne) NEW.CO Poland (Pologne) ZAO Ahlstrom Elektromaterialy (Russie) AB Stockholms Brandskyddskonsulenter (Suède) Scanmast International AB (Suède) Thorsman Industri AB (Suède)
Reste du Monde :	MEEPCO (Arabie) (3) Schneider Electric Alta Tensao (Brésil) *(3)* Schneider Electric High Voltage SAE Egypt (Egypte) *(3)* Schneider Electric High Voltage Thaïlande Ltd (Thaïlande) *(3)*

(1) Création par voie d'apport en nature ou en numéraire.
(2) Entrée dans le périmètre par voie d'acquisition.
(3) Apport dans le cadre de la constitution de Va Tech Schneider High Voltage GmbH (VAS).

3. Immobilisations

Les variations s'analysent de la manière suivante :

Immobilisations incorporelles

	31.12.00	Acquisitions/ Dotations	Cessions/ Reprises	Ecarts de conversion	Divers *(a)*	**31.12.01**
Valeurs brutes	325,1	46,0	(8,2)	1,0	21,2	385,1
Amortissements	(133,1)	(50,1)	7,9	(1,5)	2,1	(174,7)
Valeurs nettes	192,0	(4,1)	(0,3)	(0,5)	23,3	210,4

(a) Y inclus variations de périmètre pour 3,0 millions d'euros.

Immobilisations corporelles

Valeurs brutes	31.12.00	Acquisitions	Cessions	Ecarts de conversion	Divers	**31.12.01**
Terrains	162,3	3,7	(6,6)	2,0	(16,5)	144,9
Constructions	874,2	35,6	(42,6)	11,8	(34,8)	844,2
Installations techniques, matériels et outillages	2 296,0	223,5	(84,0)	32,1	2,6	2 470,2
Autres	679,1	140,8	(55,4)	10,0	(36,0)	738,5
Total	4 011,6	403,6	(188,6)	55,9	(84,7)	4 197,8
Dont immobilisations prises en crédit-bail	*123,9*	*21,5*	*(54,0)*	-	-	*91,4*

Amortissements	31.12.00	Dotations	Reprises	Ecarts de de conversion	Divers	**31.12.01**
Terrains	(50,7)	(1,8)	2,5	(1,1)	19,8	(31,3)
Constructions	(396,6)	(35,4)	12,8	(2,4)	25,8	(395,8)
Installations techniques matériels et outillages	(1 495,5)	(205,1)	75,3	(15,6)	6,7	(1 634,2)
Autres	(370,0)	(58,9)	51,3	(5,6)	(2,3)	(385,5)
Total	(2 312,8)	(301,2)	141,9	(24,7)	50,0	(2 446,8)
Dont immobilisations prises en crédit-bail	*(70,4)*	*(3,1)*	*11,6*	-	-	*(61,9)*

Valeurs nettes	1 698,8	102,4	(46,7)	31,2	(34,7) *(a)*	1 751,0

(a) Y inclus variations de périmètre pour (16,9) millions d'euros.

4. Ecarts d'acquisition

	Durée de Vie	Brut	Amortis.	**31.12.01 Net**	31.12.00 Net
Square D Company	40 ans	2 271,1	(589,3)	1 681,8	1 587,9
Groupe Lexel	40 ans	1 009,6	(78,0)	931,6	934,8
Telemecanique	40 ans	802,0	(299,3)	502,7	522,7
Federal Pioneer Ltd	40 ans	93,0	(28,5)	64,5	67,3
Merlin Gerin	30 ans	160,7	(62,8)	97,9	103,3
Crouzet Automatismes	20 ans	203,6	(11,9)	191,7	176,7
Mita Holding Ltd	20 ans	59,5	(6,2)	53,3	54,9
Positec	20 ans	171,7	(8,6)	163,1	-
Infra +	10 ans	19,5	(2,8)	16,7	18,7
Schneider Automation	10 ans	35,4	(21,2)	14,2	17,7
Va Tech Schneider High Voltage (VAS)	5 ans	22,5	(4,5)	18,0	-
PDL	20 ans	38,8	(1,0)	37,8	-
Autres *(a)*	5 - 20 ans	242,6	(175,2)	67,4	136,0
Total		**5 130,0**	**(1 289,3)**	**3 840,7**	**3 620,0**

(a) Concerne environ 25 sociétés.

La variation entre les montants nets aux 31 décembre 2000 et 2001 s'explique notamment par l'amortissement courant de l'exercice (169,3 M€), l'effet des variations des cours des devises (+ 95 M€) et les effets d'entrée dans le périmètre de consolidation des sociétés acquises (Positec : + 171,7 M€, Prodax : + 8 M€, PDL : + 38,8 M€, VAS : + 22,5 M€, *sociétés américaines* : + 19 M€, *autres sociétés européennes* : + 27,3 M€).

5. Titres de participation mis en équivalence

La part du Groupe dans les capitaux propres des sociétés mises en équivalence est de 124,4 millions d'euros et la quote-part de résultat attribuable pour l'exercice est de (19,3) millions d'euros.

Il s'agit principalement des quote-parts de résultats attribuables à Schneider Electric SA à raison de ses participations principalement dans deux entités :

- 32,29% dans le groupe MGE Finance et ses structures financières d'acquisition composant l'ensemble MGE Finance consolidé au 30 septembre 2001. Schneider Electric SA a consolidé sa part de résultat pour la période du 1er octobre 2000 au 30 septembre 2001 utilisant les dérogations applicables en la matière.
- 40% dans la nouvelle société VAS (VA Tech Schneider H.V. GmbH) constituée avec VA Tech (TD) GmbH & Co KEG dans le domaine de la haute-tension ;

Les éléments synthétiques des bilans et des comptes de résultat consolidés de VA Tech Schneider H.V. GmbH et du groupe MGE Finance sont indiqués ci-après :

MGE Finance - Bilan (30 Septembre 2001)

Valeurs immobilisées, net *(dont Ecart d'acquisition : 587,8)*	666,2
Actif circulant et disponibilités	326,3
	992,5
Capitaux propres (y inclus Intérêts minoritaires) *dont Résultat de la période : (39,4)*	328,8
Dettes à long terme (y inclus provisions)	381,6
Passif à court terme et produits constatés d'avance (44,9)	282,1
	992,5

MGE Finance - Résultat consolidé (1er octobre 2000 – 30 septembre 2001)

Chiffre d'affaires	782,9
Coûts des ventes	(526,7)
Frais généraux	(182,7)
Résultat d'exploitation	**73,5**
Résultat financier	(41,8)
Amortissement du goodwill	(31,9)
Résultat exceptionnel	(22,0)
Impôts	(14,5)
Résultat net des sociétés intégrées	(36,7)
Intérêts minoritaires	(2,7)
Résultat (Part du Groupe MGE Finance)	**(39,4)**

VAS (VA Tech Schneider H.V. GmbH) - Bilan (31 Décembre 2001)

Comptes provisoires (1)

Valeurs immobilisées, net	140,9
Actif circulant et disponibilités	606,5
	747,4
Capitaux propres (y inclus Intérêts minoritaires) *dont Résultat de la période : (36,6)*	110,1
Dettes à long terme (y inclus provisions)	121,3
Passif à court terme	516,0
	747,4

VAS (VA Tech Schneider H.V. GmbH) - Résultat consolidé (1er Janvier 2001 – 31 Décembre 2001)

Comptes provisoires (1)

Chiffre d'affaires	635,8
Résultat d'exploitation	**1,6**
Résultat financier	(8,2)
Amortissement du goodwill	(5,0)
Résultat exceptionnel	(21,2)
Impôts	(3,8)
Résultat net des sociétés intégrées	**(36,6)**
Coûts de restructuration retraités dans la comptabilité d'acquisition (*)	19,4
Autres retraitements de consolidation	4,4
Résultat	**(12,8)**

(*) Coûts inclus dans le goodwill amorti sur 5 ans.

(1) Le groupe VAS (VA Tech Schneider H.V. GmbH) n'a pas l'obligation d'établir et de publier des comptes consolidés certifiés.

6. Autres titres de participation

	Brut	Dépréciation	**31.12.01 Net**	31.12.00 Net
I - Titres cotés				
Legrand *(note 1.g)*	5 415,2	(1 400,0)	4 015,2	-
Finaxa	58,9	-	58,9	54,8
Clipsal / Goldpeak	53,3	-	53,3	52,5
Autres	1,3	-	1,3	2,8
Total titres cotes *(1)*	**5 528,7**	**(1 400,0)**	**4 128,7**	**110,1**
II - Titres non cotés *(2)*				
Comipar	16,4	(16,4)	-	-
SIAP	8,1	-	8,1	8,1
Paramer	5,9	-	5,9	5,9
Simak	4,4	-	4,4	4,4
Positec	-	-	-	181,7
Delta Dore	-	-	-	7,0
Inari Inc.	8,2	-	8,2	-
Control.com	5,7	(1,9)	3,8	-
Autres titres non cotés *(3)*	34,9	(12,2)	22,7	25,5
Total titres non cotés	**83,6**	**(30,5)**	**53,1**	**232,6**
Total autres titres	**5 612,3**	**(1 430,5)**	**4 181,8**	**342,7**

(1) Valeur estimative à la date de clôture des titres cotés (hors Legrand) : 193,1 M€ 297,8 M€
Valeur estimative (cours moyen de décembre 2001) des titres Legrand : 4 152,6 M€

(2) Il s'agit principalement de titres de participation dans des filiales du Groupe, soit n'atteignant pas les seuils requis de consolidation, soit entrant dans le périmètre de consolidation en 2002.

(3) Valeur unitaire nette inférieure à 3,0 M€.

7. Autres immobilisations financières

	Brut	Dépréciation	**31.12.01 Net**	31.12.00 Net
Créances rattachées à des participations et prêts	75,5	(2,9)	72,6	82,9
Autres *(1)*	235,5	(3,0)	232,5	54,2
Total	**311,0**	**(5,9)**	**305,1**	**137,1**

(1) Y compris les excédents de cotisation rattachés aux plans de retraite Square D, précédemment classés en actif circulant. En 2000 : 185,6 M€ ; en 2001 : 212,7 M€.

8. Stocks et encours

	31.12.01	31.12.00
Matières premières	636,8	664,4
Encours	272,9	367,9
Produits intermédiaires et finis	409,4	421,7
Marchandises	177,7	137,8
Valeur brute des stocks	**1 496,8**	**1 591,8**
Moins provisions pour dépréciation	(228,9)	(179,9)
Valeur nette des stocks	**1 267,9**	**1 411,9**

9. Autres débiteurs et frais payés d'avance

	Brut	Dépréciation	**31.12.01 Net**	31.12.00 Net
Créances d'exploitation, créances sur l'Etat et hors exploitation	624,2	(49,8)	574,4	653,3
Charges constatées d'avance *(1)*	116,4	(33,3)	83,1	247,6
Autres	56,7	-	56,7	45,5
Total	**797,3**	**(83,1)**	**714,2**	**946,4**

(1) Voir note 7 sur les plan de retraite Square D.

10. Impôt sur les sociétés

Dès que les conditions réglementaires sont réunies, les sociétés du Groupe recourent à l'intégration fiscale des entités qu'elles détiennent. Schneider Electric SA a choisi cette option vis-à-vis de ses filiales françaises détenues directement, ou indirectement par l'intermédiaire de Schneider Electric Industries SA.

Analyse de la charge d'impôt	**2001**
Impôt courant	
France	90,2
Etranger	111,5
Utilisation des reports déficitaires	-
Net	**201,7**
Impôts différés	5,2
Total	**206,9**

Le rapprochement entre la charge d'impôt et le résultat avant impôt se présente comme suit :

	2001
Résultat net (part du Groupe)	**(986,4)**
Charge d'impôt	206,9
Intérêts minoritaires	22,4
Moins : Résultat des sociétés mises en équivalence	19,3
Résultat avant impôt	**(737,8)**
Charge d'impôt théorique (36,43 %)	**(268,8)**
Eléments en rapprochement :	
Provision pour dépréciation des titres Legrand	510,0
Amortissement des écarts d'acquisition	61,7
Autres différences permanentes	(39,5)
Crédit d'impôt	(2,6)
Ecart de taux France/Etranger	(64,7)
Produits taxables à taux réduits	(1,9)
Déficits fiscaux nés dans l'exercice	5,8
Utilisation dans l'exercice de reports fiscaux déficitaires	-
Divers	6,9
Charge nette d'impôt réelle	**206,9**

La charge d'impôt réelle, relative à l'exercice 2001, ne bénéficie pas de la prise en compte de la provision pour dépréciation des titres Legrand (note 1.g). Par contre, la non-déductibilité de l'amortissement des survaleurs génère et générera un alourdissement de l'impôt apparent, alourdissement partiellement compensé par l'effet de taux étranger inférieur au taux théorique.

Les principales sources d'impôts différés sont les suivantes :

	2001
Déficits et crédit d'impôts reportables	27,4
Provisions pour pensions, retraites et obligations similiares	87,7
Autres provisions	75,1
Autres impôts différés Actifs	50,5
Total des impôts différés Actifs	**240,7**
Amortissement fiscal accéléré	50,5
Provisions réglementées	119,7
Autres impôts différés Passifs	32,0
Total des impôts différés Passifs	**202,0**

Les impôts différés sont présentés de la manière suivante dans le bilan au 31 décembre 2001 :

Impôts différés Actifs	240,7
Impôts différés Passifs (inclus dans dettes fiscales et sociales)	(202,2)
Impôts différés nets	**38,5**

11. Disponibilités et valeurs mobilières de placement

Les valeurs mobilières de placement se composent, pour l'essentiel, de valeurs à fort coefficient de liquidité (SICAV et fonds communs de placement). Pour les placements en obligations, la fraction courue non échue des coupons est prise en compte.

Ces titres sont valorisés au coût d'acquisition diminué, le cas échéant, de provisions lorsque la valeur de cotation est inférieure au coût d'acquisition.

L'ensemble se décompose de la manière suivante :

	2001	2000
Fonds Communs de Placement et SICAV	66,6	145,1
Autres	67,6	73,7
Total brut	**134,2**	**218,8**
Provision	-	(5,4)
Valeurs mobilières de placement, net	**134,2**	**213,4**
Actions propres (plans d'options d'achats d'actions)	**50,9**	**50,9**
Titres de créances négociables et dépôts court terme	18,6	20,6
Autres disponibilités	375,8	368,6
Total disponibilités	**394,4**	**389,2**
Total	**579,5**	**653,5**

12. Capitaux propres

Evolution du capital :

	Nombre d'actions
Au 31 décembre 2000	155 787 643
Actions émises en raison de :	
• plans de souscription d'actions	228 305
• conversions d'obligations convertibles Square D	3 026
• rémunération des titres Legrand	84 241 055
Au 31 décembre 2001	**240 260 029**

Rémunération des titres Legrand SA

Le 15 janvier 2001, Schneider Electric a lancé une Offre Publique d'Echange sur la totalité du capital (actions ordinaires et actions à dividende prioritaire) de la société Legrand SA. Cette offre qui a été déclarée recevable par le Conseil des Marchés Financiers fin janvier 2001 a fait l'objet de recours devant la Cour d'Appel de Paris de la part d'un certain nombre d'actionnaires minoritaires de Legrand SA. Ces recours ayant abouti à l'annulation de la décision de recevabilité du CMF, Schneider Electric a décidé le 7 juin 2001 de modifier certains termes de son offre:

Pour les actions ordinaires :

1) Une offre principale dans la parité d'origine, à savoir 7 actions Schneider Electric SA pour 2 actions Legrand SA,

2) Une offre subsidiaire de 16 actions Schneider Electric SA pour 5 actions Legrand SA à laquelle les familles actionnaires de Legrand SA se sont engagées à apporter leurs titres (40 % des actions ordinaires).

Pour les actions à dividende prioritaire (ADP), 2 actions Schneider Electric SA par ADP Legrand SA, plus une soulte de 55 euros par ADP.

L'offre modifiée a été clôturée le 25 juillet 2001, l'avis de résultat a été publié le 6 août 2001 par le CMF. A l'issue de l'offre, la détention (y inclus l'auto-contrôle) par Schneider Electric SA des actions Legrand SA est la suivante :

- actions ordinaires : à titre principal : 12 501 534 actions Legrand SA
  à titre subsidiaire : 8 559 190 actions Legrand SA

- actions à dividende prioritaire : 6 548 139 actions

soit respectivement 98,3 % des actions ordinaires et 97,5 % des actions à dividende prioritaire.

Cette opération s'est traduite dans les comptes de Schneider Electric SA par la création de 84 241 055 actions nouvelles de 8 euros de nominal, jouissance au 1er janvier 2001. En valeur, le capital social a été augmenté de 673 928 440 euros, les primes d'émission augmentant, quant à elles, de 4 353 577 722,40 euros.

La soulte au titre des ADP s'élève à 360 147 645 euros portant la valeur d'acquisition à 5 415,2 millions d'euros, y inclus les frais annexes.

13. Provisions pour retraites et engagements assimilés

	31.12.01	31.12.00
Provisions pour retraites et engagements assimilés	311,5	300,4
Provisions pour frais médicaux postérieurs à la retraite	317,2	286,3
	628,7	**586,7**

Les indemnités conventionnelles, telles que les indemnités de fin de carrière, sont payables lors du départ en retraite de l'employé, s'il fait encore partie de l'entité concernée à cette date. La charge nette pour la période de ce type de coût s'élève à 18,7 millions d'euros. La couverture de l'engagement est essentiellement faite par provision.

Square D a pris l'engagement de couvrir les frais médicaux postérieurs à la retraite du personnel : cet engagement est intégralement couvert par voie de provision pour un montant de 314,9 millions d'euros au 31 décembre 2001 (286,3 M euros au 31 décembre 2000) et affecte le résultat d'exploitation 2000 de 36,0 millions d'euros (charges).

Analyse des engagements et couvertures :

	31.12.01	31.12.00
Dette future sur engagements de retraite	**1 927,0**	**1 817,1**
Eléments de couverture		
Provisions pour retraites et engagements assimilés	311,5	300,4
Provisions pour frais médicaux postérieurs à la retraite	317,2	286,3
Actifs détenus et gérés par des tiers en couverture des retraites	1 340,0	1 384,7
Total éléments de couverture	**1 968,7**	**1 971,4**

Hypothèses actuarielles :

	31.12.01 (a)	31.12.00
Taux d'actualisation	6,71%	5,17 % *(b)*
Taux d'augmentation des salaires	2,0 – 5 %	2,0 - 4,5 %
Taux de rendement des placements	9,6 %	TV

(a) Taux moyen pour le groupe Schneider
(b) Le taux d'actualisation de la dette correspond au taux des OAT TEC 10 ans au 30 novembre 2000 – les taux indiqués en 2000 sont les taux en France.

14. Autres provisions pour risques et charges

	31.12.00	Reclassements	Dotations	Reprises sans utilisation	Reprises avec utilisation	Variations de périmètre	Ecart de conversion	**31.12.01**
Risques économiques	27,2	(8,2)	-		-	-	-	19,0
Risques clients	84,7		2,3		-	-	5,2	92,2
Risques financiers	7,6	13,0	-	-	-	-		20,6
Risques techniques	52,0	(7,3)	10,7	(4,2)	(7,2)	(14,4)	-	29,6
Risques Autres	46,5	(5,6)	0,6	-	(0,3)	-	-	41,2
Total	**218,0**	**(8,1)**	**13,6**	**(4,2)**	**(7,5)**	**(14,4)**	**5,2**	**202,6**

15. Dettes financières (court et long terme)

	31.12.01	31.12.00
Catégorie de dettes :		
Emprunts obligataires	1 458,7	1 458,7
Titres à durée indéterminée	179,7	207,2
Autres emprunts auprès d'établissements de crédit	151,2	421,2
Billets de trésorerie	657,0	200,0
Financement des immobilisations prises en crédit-bail *(note 17)*	14,5	40,8
Découverts et encours bancaires	243,6	258,1
Total dettes bancaires et assimilées	**2 704,7**	**2 586,0**
Intérêts courus non échus	33,5	36,7
Participation des salariés	9,7	8,9
Dettes financières diverses	124,1	140,1
Total	**2 872,0**	**2 771,7**

Répartition par échéance	**31.12.01**	31.12.00
2001	-	698,1
2002	1 095,7 *(1)*	78,6
2003	80,8	64,3
2004	1 045,9	1 134,5
2005	115,8	125,4
2006	34,8	670,8
2007 et au delà	499,0	
Total	**2 872,0**	**2 771,7**

(1) dont découverts (155,2 M euros), encours bancaires (88,4 M euros) et billets de trésorerie (657 M euros).

Endettement par devise	**31.12.01**	31.12.00
Euro	2 594,4	1 993,1
Dollar américain *(1)*	48,6	173,4
Dollar canadien *(1)*	-	0,5
Livre sterling	10,9	118,0
Couronne suédoise *(1)*	79,0	163,4
Autres	139,1	323,3
Total	**2 872,0**	2 771,7

(1) Endettement local pour la plus grande part.

Les principaux emprunts consolidés, hors découverts et encours bancaires à court terme, s'analysent de la manière suivante :

	Montant 31.12.01	Intérêt	Echéance
a) Titres à durée indéterminée			
Schneider Electric Industries SA (ex-Merlin Gerin) *(1)*	179,7	Pibor + 0,7 % swapé TF	mars 2006
b) Emprunts obligataires			
Square D 1992 convertible *(voir note 12)*	8,7	2 % + 5 % capitalisés	janvier 2003
Schneider Electric SA 2004	1 000,0	3,75 % TF	avril 2004
Schneider Electric SA 2007	450,0	6,125 % TF	octobre 2007
Total	**1 458,7**		
c) Autres emprunts auprès d'établissements de crédit			
Pool bancaire (Groupe Lexel)	105,5	TV swapé	septembre 2002
Crédit bancaire (Schneider UK)	58,8	TV swapé	décembre 2005
Pool bancaire (Groupe Lexel)	35,9	TF	décembre 2005
Industrial Revenue Bonds (Square D Company)	23,6	3,8% à 5,8%	Divers 2020
Autres emprunts (valeur unitaire inférieure à 20 M€)	15,8	Divers	
Total	**239,6**		
d) Billets de trésorerie *(2)*	**657,0**	TF	Refinancement au jour le jour
e) Financement des crédits-bails immobiliers	**14,5**	Divers de l'ordre	sur une période de 15 à 20 ans

Le solde des emprunts, soit 15,8 millions d'euros, se répartit sur plus de 100 sociétés pour des montants le plus souvent inférieurs à 3 millions d'euros par société concernée.

TV = Taux variable ;
TF = Taux fixe

(1) Les titres à durée indéterminée correspondent aux titres subordonnés à durée indéterminée émis en 1991 par Merlin Gerin pour lesquels les porteurs ont renoncé au caractère subordonné. Le montant subordonné initial était de 457 millions d'euros, le montant net disponible pour l'emprunteur étant de 345 millions d'euros. La majeure partie de l'émission a été swapée à taux fixe à l'origine.

(2) Depuis janvier 1991, Schneider Electric SA est émetteur de billets de trésorerie pour le compte de l'ensemble du Groupe. Ces émissions sont adossées à des lignes de crédit confirmées disponibles.

Emprunts obligataires ne donnant pas accès au capital

Schneider Electric SA a émis le 14 avril 1999 un emprunt obligataire d'un montant nominal de 750 millions d'euros au taux de 3,75 % à échéance du 14 avril 2004, et le 28 mai 1999 un emprunt obligataire de 250 millions d'euros au taux de 3,75 %, à échéance du 14 avril 2004. Ce deuxième emprunt a été assimilé au premier.

Schneider Electric SA a émis les 19 et 20 octobre 2000 deux emprunts obligataires d'un montant nominal respectif de 400 millions d'euros et 50 millions d'euros au taux de 6,1275 % à échéance du 19 octobre 2007.

Les trois emprunts ont été admis aux négociations des Bourses de Paris et de Luxembourg.

16. Instruments financiers

Le Groupe utilise des instruments financiers afin de gérer son exposition aux risques de taux, de change, et de variation des cours de métaux.

Risque de taux

Le Groupe décide d'émettre des dettes à taux fixe ou à taux variable en fonction de son exposition globale et des conditions des marchés. L'objectif étant de réduire le coût du financement, le Groupe décide, en fonction des conditions des marchés financiers, de couvrir son exposition au risque de taux par des instruments financiers, principalement des swaps, des caps et des floors.

Risque de change

En raison de son activité internationale, le Groupe est exposé au risque de change, en particulier lorsque des filiales effectuent des transactions dans une monnaie différente de leur monnaie de fonctionnement.

Les filiales doivent déclarer auprès de la trésorerie centrale leurs créances et dettes libellées dans une monnaie différente de leur monnaie de fonctionnement. La trésorerie centrale a pour mission de couvrir les flux nets significatifs de devises à l'aide de contrats de change à terme fermes.

Risque métaux

Le Groupe utilise pour ses productions des métaux cotés sur les marchés de matières premières : cuivre, argent, aluminium, nickel.

Les services achats déclarent leurs besoins d'achats de métaux deux fois par an à la trésorerie centrale.

La trésorerie centrale couvre le risque lié à la variation des cours de ces matières premières à l'aide de contrats d'achat à terme fermes, de swaps et d'options.

Risque de contrepartie

Les transactions de couverture des risques de taux, de change et de métaux sont effectuées auprès de contreparties sélectionnées sur la base de leur solidité financière, et notamment de leur notation à court et long terme, et en fonction de l'importance des engagements pris avec chacune des contreparties. Des limites par contrepartie sont établies et revues régulièrement.

La valeur nominale des instruments financiers à la clôture s'analyse comme suit :

	31.12.01	31.12.00
Swaps de taux long terme	571,4	429,0
Contrats de cap/floors	64,5	68,0
Contrats à terme sur devises	608,0	445,6
Options de change	0,4	-
Couvertures fermes sur métaux boursiers	124,7	48,0
Couvertures optionnelles sur métaux boursiers	298,4	418,0
Total	**1 667,4**	**1 408,6**

Le montant des couvertures optionnelles a été déterminé en additionnant les positions sur options d'achat et options de vente en valeur absolue. Dans le cas des tunnels, le nominal a été pris en compte qu'une seule fois.

Les principales opérations de taux concernent les opérations suivantes :

- SEISA (ex-Merlin Gerin) : contrat de swap sur les TDI (377,8 M euros au 31 décembre 2001).
- Groupe Lexel : contrats de swap et de cap/floor concernant l'acquisition en 1998 de Thorsman (135,7 M euros au 31 décembre 2001).

La répartition de la dette moyen/long terme : 1 776 M euros par niveau de taux en 2001 est la suivante :
- < 7 % 1 609 M euros
- entre 7 et 11 % 167 M euros

Détail des couvertures à terme par devise :

Devises	Achats	Ventes
USD	255,4	573,7
AUD	4,0	50,3
NZD	2,3	50,4
DKK	2,5	58,7
CHF	-	15,6
SEK	34,1	12,8
GBP	-	73,7
SAR	-	10,2
JPY	3,8	12,6
HUF	-	11,2
HKD	-	28,0
NOK	-	4,0
CAD	24,9	2,8
Autres	6,4	37,4
Total	**333,4**	**941,4**

Valeur de marché des instruments financiers

	Valeur d'inventaire	**Valeur de marché**
Participations non consolidées	4 181,8	4 398,9
Autres immobilisations financières	305,1	305,1
Disponibilités et valeurs mobilières de placement	579,5	579,5
Dettes financières	(2 692,3)	(2 656,0)
TDI	(179,7)	(96,1)
Swap du TDI	-	(100,6)
Autres swaps, caps et collars	-	(3,2)
Contrats à terme de devises	(0,4)	(0,4)
Couvertures sur métaux boursiers	(1,0)	(24,2)
Total	**2 193,0**	**2 403,0**

17. Autres engagements hors bilan

a) Engagements donnés :

	31.12.01	31.12.00
Cautions de contre-garantie sur marchés	225,7	398,6
Créances cédées non échues *(1)*	85,1	8,1
Nantissements, hypothèques et sûretés réelles *(2)*	30,9	21,3
Avals, cautions et garanties données	2,8	4,0
Autres engagements donnés	188,6	218,3
Total	**533,1**	**650,3**

(1) Créances cédées non échues : Certaines filiales du Groupe optimisent leur gestion de trésorerie et de besoins en fonds de roulement en procédant à des cessions de créances sans recours auprès d'organismes financiers. L'encours de ces opérations, pour l'ensemble du Groupe au 31 décembre 2001, peut être évalué à 2,78 millions d'euros (2000: 8,05 M euros).

(2) Nantissements : Des nantissements d'actifs corporels ou financiers sont fournis pour garantir certains prêts.

b) Engagements reçus :

	31.12.01	31.12.00
Avals, cautions et garanties	33,8	23,4
Total	**33,8**	**23,4**

18. Crédit-bail

Le Groupe détient à bail des ensembles immobiliers et des installations techniques. Les loyers payables dans le cadre de ces baux sont susceptibles de nouvelles négociations selon des rythmes variables prévus par contrat.

Engagements de crédit-bail au 31 décembre 2001 :

Année	Crédit-bail
2002	4,3
2003	3,4
2004	3,2
2005	2,6
2006	1,7
2007 et au-delà	2,8
Sous-total	**18,0**
Dont intérêts capitalisés	(3,5)
Engagements de crédit-bail	**14,5**

19. Résultat financier

	2001	2000
Intérêts et produits financiers assimilés	26,5	36,3
Intérêts et charges financières	(164,8)	(141,5)
Autres produits et charges financiers nets	17,4	89,0
Total	**(120,9)**	**(16,2)**

Les intérêts, produits et charges financiers représentent les seuls produits et charges relatifs aux créances et dettes financières (y compris à l'actif les disponibilités et dépôts à court terme). Les autres produits et charges financiers nets se décomposent comme suit :

	2001	2000
Résultat de change	14,4	73,9
Dividendes acquis	41,6	5,9
Plus ou moins-values sur cessions de titres de placement	(19,7)	14,5
Autres	(18,9)	(5,3)
Total	**17,4**	**89,0**

20. Résultat exceptionnel

	2001
Provision pour dépréciation des titres Legrand *(note 1.g et note 6)*	(1 400,0)
Coûts de restructurations	(59,6)
Provisions pour dépréciation d'actifs	(50,5)
SPIE (sortie d'intégration fiscale)	(18,0)
Déconsolidation de l'activité Haute Tension	(20,2)
Argentine (dévaluation du peso)	(9,1)
Autres	(6,5)
Total	**(1 563,9)**

Des coûts de restructurations ont été engagés par le Groupe pour 59,6 millions d'euros principalement aux Etats-Unis et en Europe (France, Royaume-Uni, Italie et Allemagne).

21. Résultat par action

Comme indiqué dans la *note 12*, le capital de Schneider Electric SA peut faire l'objet de dilution.

Le calcul du résultat net par action a été effectué en suivant les méthodes préconisées par la norme SFAS 128.

Le résultat par action, après dilution, est calculé en divisant le résultat net, corrigé de la rémunération des autres fonds propres, par le total constitué de la moyenne pondérée prorata temporis du nombre d'actions ordinaires, sous déduction des actions rachetées, et du nombre d'actions correspondant à la conversion des obligations existant à la clôture, pour autant que cette conversion apparaisse probable. La dilution ressortissant à l'exercice des options de souscription est déterminée par la méthode de la trésorerie.

Résultat par action :

(en euros par action)	2001		2000	
	Avant dilution	Après dilution	Avant dilution	Après dilution
Résultat avant opérations exceptionnelles	5,42	5,37	8,58	8,48
Résultat exceptionnel *(note 1.g et note 6)*	(8,51)	(8,44)	(0,79)	(0,78)
IS	(1,13)	(1,12)	(2,48)	(2,45)
Amortissement des survaleurs	(0,92)	(0,91)	(0,96)	(0,95)
Résultat net des sociétés intégrées	(5,14)	(5,10)	4,35	4,30
Résultat net (y compris actions Legrand) part de Schneider Electric SA	**(5,37)**	**(5,32)**	**4,18**	**4,13**
Résultat net (hors actions Legrand) part de Schneider Electric SA	(6,63)	(6,57)	-	-
Hors impact de la provision pour dépréciation des titres Legrand :				
Résultat net (y compris actions Legrand) part de Schneider Electric SA	**2,25**	**2,23**	**4,18**	**4,13**
Résultat net (hors actions Legrand) part de Schneider Electric SA	2,78	2,75	-	-

Calcul du résultat net corrigé :

(en millions de euros)	**2001** Résultat avant opérations exceptionnelles	**2001** Résultat net part de Schneider Electric SA	2000 Résultat avant opérations exceptionnelles	2000 Résultat net part de Schneider Electric SA
Avant correction	995,4	(986,4)	1 281,9	625,0
Rémunération des autres fonds propres, net d'impôt (OC)	-	-	0,7	0,4
Après correction	**995,4**	**(986,4)**	**1 282,6**	**625,4**

Calcul du nombre d'actions retenues :

(en milliers d'actions)	**2001** Avant dilution	**2001** Après dilution	2000 Avant dilution	2000 Après dilution
Actions ordinaires hors Legrand *(1)*	148 686	148 686	149 354	149 354
Obligations convertibles, options de souscription	-	1 537	-	1 883
Nombre d'actions retenues	**148 686**	**150 223**	**149 354**	**151 237**
Actions ordinaires inclus Legrand *(1)*	183 786	183 786	-	-
Obligations convertibles, options de souscription	-	1 537	-	-
Nombre d'actions retenues	**183 786**	**185 323**	**-**	**-**

22. Informations sectorielles

a) Par zones géographiques :

Chiffre d'affaires (en %)	**2001**	2000
France	15	16
Europe (hors France)	35	33
Amérique du Nord	31	33
International	19	18
Total	**100**	**100**

Taux de marge d'exploitation (en %)	**2001**	2000
France	14,3	14,5
Europe (hors France)	12,0	13,1
Amérique du Nord	8,0	14,0
International	13,5	11,9
Taux moyen	**11,4**	**13,4**

Nota : le taux de marge d'exploitation est obtenu en divisant le résultat d'exploitation par le chiffre d'affaires (taux moyen : 1 116,3 M euros */ 9 828,2 M* euros *= 11,4 %).*

b) Par métiers :

Chiffre d'affaires (en %)	**2001**	2000
Distribution électrique	70	71
Automatismes industriels	30	29
Total	**100**	**100**

Taux de marge d'exploitation (en %)	**2001**	2000
Distribution électrique	12,5	13,2
Automatismes industriels	8,7	13,8
Taux moyen	**11,4**	**13,4**

23. Relations avec le groupe

Les principales opérations de Schneider Electric SA avec ses filiales sont les suivantes :

I
- Facturation de redevances pour prestations de services d'un montant de 0,6 M euros
- Dividendes perçus des filiales consolidées 524,3 M euros
- Intérêts nets sur prêts et créances à diverses filiales consolidées 140,8 M euros

II
- Crédit à vue à Boissière Finance pour un montant de 1 732,4 M euros

24. Effectifs

Effectifs moyens pondérés :	**2001**	2000
Production	33 885	34 332
Structures	37 997	37 812
Total	**71 882**	**72 144**
France	21 549	23 152
Etranger	50 333	48 992

25. Liste des sociétés consolidées

	% d'intérêt 31.12.01	% d'intérêt 31.12.00
Sociétés en France		
En intégration globale		
Ateliers de Constructions Electriques de Grenoble - ACEG	100,00	100,00
Auxibati SCI	100,00	100,00
BCV Technologies	100,00	100,00
Boissière Finance	100,00	100,00
Citef SAS	100,00	100,00
Crouzet Automatismes (sous-groupe - 10 filiales)	100,00	100,00
Distrelec	100,00	100,00
E-Business @ Schneider Electric SAS	100,00	-
Electro Porcelaine	100,00	100,00
Elkron France	100,00	100,00
Entreprise Générale d'Installation et de Construction - EGIC	-	100,00
Etablissements Bardin	100,00	100,00
Euromatel	100,00	100,00
France Transfo	100,00	100,00
Infra +	38,08	38,50
Jeumont-Schneider Transformateurs	-	100,00
Le Moule Métallique	100,00	100,00
Mafelec	100,00	100,00
Materlignes	100,00	100,00
Merlin Gerin Alès	100,00	100,00
Merlin Gerin Alpes	100,00	100,00
Merlin Gerin Loire	100,00	100,00
Muller & Cie	100,00	100,00
Normabarre	100,00	100,00
Num SA	100,00	100,00
Berger Lahr Positec Sarl	100,00	-
Prodipact	100,00	100,00
Rectiphase	100,00	100,00
SAE-Gardy	100,00	100,00
Sarel Appareillage Electrique	99,00	99,00
Schneider Automation SA	100,00	100,00
Schneider Electric High Voltage SA -SEHV	-	100,00
Schneider Electric Industries SA	100,00	100,00
Schneider Electric SA (Société mère)	100,00	100,00
Schneider Electrique Foncière SAS	100,00	-
Schneider Toshiba Inverter Europe SAS	60,00	-
Schneider Toshiba Inverter SAS	60,00	-
SCI du Pré Blanc	100,00	100,00
SIMELECTRO	100,00	100,00
Société Alpine de Préfabrication Electro-Mécanique - SAPEM	100,00	100,00
Société d'Application Electro-Mécanique - SAEM	100,00	100,00
Société Dauphinoise Electrique - SDE	100,00	100,00
Société Electrique d'Aubenas - SEA	100,00	100,00

	% d'intérêt 31.12.01	% d'intérêt 31.12.00
Société Française Gardy SA	100,00	100,00
Sorhodel	100,00	100,00
Sovalmo	100,00	100,00
SPEI	100,00	100,00
Spie-Capag	100,00	100,00
Spring SA	100,00	100,00
Sté Française de Constructions Mécaniques et Electriques - SFCME	100,00	100,00
Sté Industrielle Financière et Immobilière de Rueil SIFIR	-	100,00
Sté Rhodanienne d'Etudes et de Participations - SREP	100,00	100,00
Systèmes Equipements Tableaux Basse Tensioon - SETBT	100,00	100,00
Transfo Services	100,00	100,00
Usibati SCI	100,00	100,00
En intégration proportionnelle		
Easy Plug SAS	50,00	-
Mise en équivalence		
MGE Finances SAS	32,29	32,31
Delta Dore Finance SA	20,00	

Sociétés en Europe

En intégration globale		
Berger Lahr Gmbh & Co KG (Allemagne)	100,00	-
Berger Lahr Positec Gmbh & Co KG (Allemagne)	100,00	-
Bub GmbH (Allemagne)	100,00	100,00
Gerhard Berger Gmbh & Co KG (Allemagne)	100,00	-
May Steffens (Allemagne)	100,00	100,00
Num Guttinger GmbH (Allemagne)	100,00	100,00
Positec Automation International GmbH (Allemagne)	100,00	-
Sarel GmbH (Allemagne)	99,00	99,00
Schneider Automation GmbH (Allemagne)	100,00	100,00
Schneider Electric GmbH (Allemagne)	100,00	100,00
Schneider Electric Motion GmbH (Allemagne)	100,00	-
Schneider Factoring GmbH (Allemagne)	100,00	100,00
Selectron Systems GmbH (Allemagne)	100,00	-
Berger Lahr Positec GmbH (Autriche)	51,00	-
Schneider Electric Austria GmbH (Autriche)	100,00	100,00
Cofibel (Belgique)	100,00	100,00
COFIMINES (Belgique)	100,00	100,00
Schneider Electric NV/SA (Belgique)	100,00	100,00
Schneider Electric Bulgaria (Bulgarie)	100,00	100,00
Schneider Electric Ltd (Croatie)	100,00	100,00
Schneider Electric AS Denmark (Danemark)	100,00	100,00
EFI Electronics Europe SL (Espagne)	100,00	100,00
Himel SA (Espagne)	100,00	100,00
Mesa SA (Espagne)	100,00	100,00
Schneider Electric Espana (Espagne)	100,00	100,00
Telenum (Espagne)	100,00	100,00

	% d'intérêt 31.12.01	% d'intérêt 31.12.00
Schneider Electric Oy (Finlande)	100,00	100,00
Ajax Electrical Ltd (Grande Bretagne)	51,00	51,00
Berger Lahr Positec Ltd (Grande Bretagne)	100,00	-
Capacitors Ltd (Grande Bretagne)	100,00	100,00
Num UK (Grande Bretagne)	100,00	100,00
Sarel Ltd (Grande Bretagne)	100,00	100,00
Schneider Electric (UK) Ltd (Grande Bretagne)	100,00	100,00
Schneider Ltd (Grande Bretagne)	100,00	100,00
Westinghouse Systems (Grande Bretagne)	100,00	100,00
Yorshire Switchgear Group Ltd (Grande Bretagne)	100,00	100,00
Schneider Electric AE (Grèce)	100,00	100,00
Merlin Gerin Zala (Hongrie)	100,00	100,00
Prodax (Hongrie)	100,00	-
Schneider Electric Hungeria Villamassagi RT (Hongrie)	100,00	100,00
Schneider Electric Ireland Ltd (Irlande)	100,00	100,00
Schneider Electric Manufacturing Celbridge (Irlande)	100,00	100,00
Square D Company Ireland Ltd (Irlande)	100,00	100,00
Coelme SPA (Italie)	-	100,00
Num SPA (Italie)	100,00	100,00
Nuova Magrini Galileo SPA (Italie)	-	100,00
Nuova Magrini Meridionale SPA (Italie)	-	100,00
Pamoco Srl (Italie)	100,00	-
SAIP SRL (Italie)	100,00	100,00
Schneider Italie SPA (Italie)	100,00	100,00
Schyller SRL (Italie)	100,00	100,00
Square D Company Italia SPA (Italie)	-	100,00
Stem Trento SPA (Italie)	-	100,00
Schneider Electric Industies Italia Spa (ex Vanossi Sud Spa) (Italie)	100,00	100,00
Schneider Electric Norge A/S (Norvège)	100,00	100,00
Schneider Electric BV (Pays-Bas)	100,00	100,00
Schneider Logistics BV (Pays-Bas)	100,00	100,00
Schneider Electric Bukowno (Pologne)	100,00	100,00
Schneider Electric Polska SP (Pologne)	100,00	100,00
Schneider Electric Portugal LDA (Portugal)	100,00	100,00
Schneider Electric Romania SRL (Roumanie)	100,00	100,00
ZAO Schneider Electric (Russie)	100,00	100,00
Schneider Electric Ltd (Slovénie)	100,00	100,00
Schneider Electric Slovakia Spol SRO (Slovaquie)	100,00	100,00
Delta Elektriska AB (Suède)	100,00	100,00
KL Industri AB (Suède)	-	100,00
Num Norden (Suède)	100,00	100,00
Schneider Electric AB (Suède)	100,00	100,00
Berger Lahr Positec AG (Suisse)	100,00	-
Feller AG (Suisse)	83,70	83,70
Num Guttinger AG (Suisse)	100,00	100,00
Schneider Electric Finances (ex-GMGH SA) (Suisse)	100,00	100,00
Schneider Electric Suisse AG (Suisse)	100,00	100,00
Selectron Electronicservice AG (Suisse)	100,00	-

	% d'intérêt 31.12.01	% d'intérêt 31.12.00
Selectron Services AG (Suisse)	100,00	-
Selectron Systems AG (Suisse)	100,00	-
Schneider Electric AS (République Tchèque)	98,27	98,27
Schneider Electric SRO (République Tchèque)	100,00	100,00
Schneider Electric Ukraine (Ukraine)	100,00	100,00
Mise en équivalence		
Va Tech Schneider High Voltage GmbH (Autriche)	40,00	-
Sociétés en Amérique du Nord		
En intégration globale		
Schneider Canada Inc. (Canada)	100,00	100,00
SHL (Canada)	100,00	100,00
Industricas Electronias Pacifico SA de CV (Mexique)	100,00	100,00
Schneider Electric Mexico SA de CV (Mexique)	100,00	100,00
Square D Company Mexico SA de CV (Mexique)	100,00	100,00
Berger Lahr Motion Technology Inc. (USA)	100,00	-
Cofimines Overseas Corporation (USA)	100,00	100,00
E-Business @ Schneider Electric Inc. (USA)	100,00	-
EFI Electronics Inc (USA)	100,00	100,00
Num Corporation (USA)	100,00	100,00
Palatine Hills Leasing Inc. (USA)	80,00	80,00
Power Distribution Services Inc. (USA)	100,00	100,00
Powerbox Solutions LLC (W.A. Brown) (USA)	100,00	-
Quantronix Inc (USA)	100,00	100,00
Schneider Automation Inc. (USA)	100,00	100,00
Schneider Electric Holdings Inc. (USA)	100,00	100,00
SNA Holdings Inc. (USA)	100,00	100,00
Square D Company (USA)	100,00	100,00
Square D Holdings One, Inc. (USA)	100,00	-
Square D Investment Company (USA)	100,00	100,00
Veris Industries LLC (USA)	100,00	100,00
Reste du Monde		
En intégration globale		
Merlin Gerin South Africa (Pty) Ltd (Activité Conlog) (Afrique du Sud)	100,00	100,00
Schneider Automation Pty Ltd (Afrique du Sud)	100,00	100,00
Schneider Electric South Africa Pty Ltd (Afrique du Sud)	100,00	100,00
Schneider Electric Algérie SARL (Algérie)	100,00	-
EPS Ltd (Arabie Saoudite)	49,00	49,00
Meepco (Arabie Saoudite)	-	49,00
Plasnavi SA (Argentine)	100,00	100,00
Schneider Electric Argentina (Argentine)	100,00	100,00
Nu-Lec Industries Pty Ltd (Australie)	100,00	100,00
Schneider Electric Australia Pty Ltd (Australie)	100,00	100,00
Palatine Ridge Insurance Company Ltd (Bermudes)	100,00	100,00
Primelectrica (Brésil)	100,00	100,00
Schneider Electric Alta Tensao LTDA (Brésil)	-	100,00

	% d'intérêt 31.12.01	% d'intérêt 31.12.00
Schneider Electric Brasil LTDA (Brésil)	100,00	100,00
Schneider Electric Chile SA (Chili)	99,96	99,00
Schneider Beijing Low Voltage (Chine)	95,00	95,00
Schneider Beijing Medium Voltage (Chine)	95,00	95,00
Schneider Electric China Invest Co Ltd (Chine)	100,00	100,00
Schneider Electric Low Voltage (Tianjin) Cy Ltd (Chine)	75,00	75,00
Schneider Electric Supply Beijing Co Ltd (Chine)	100,00	100,00
Schneider Shanghaï Industrial Control (Chine)	80,00	80,00
Schneider Shanghaï Low Voltage Term. Apparatus (Chine)	60,00	60,00
Schneider Shanghaï Power Distribution Electric App. (Chine)	80,00	80,00
Schneider Shanghaï Supply Components Ltd (Chine)	100,00	100,00
Schneider Swire Guangzhou Electrical Equipment Ltd (Chine)	48,94	48,94
Tianjin Merlin Gerin Co Ltd (Chine)	60,00	60,00
Schneider de Colombia SA (Colombie)	79,98	79,98
SEP Le Guavio (Colombie)	100,00	100,00
Schneider Electric Korea Ltd (Corée)	100,00	100,00
Schneider Centroamerica SA (ex Square D Centroamerica SA) (Costa Rica)	100,00	100,00
Schneider Electric Egypt SA (Egypte)	81,00	81,00
Schneider Electric High Voltage SAE (Egypte)	-	100,00
Schneider Electric FZE (Emirats)	100,00	100,00
Schneider Electric Hong Kong Ltd (Hong Kong)	100,00	100,00
Schneider Swire Ltd (Hong Kong)	51,00	51,00
Square D Foreign Sales Corporation (Iles Vierges)	100,00	100,00
Schneider Electric India Private Ltd (Inde)	100,00	100,00
PT Schneider Electric Indonésia (Indonésie)	100,00	100,00
Schneider Electric Manufacturing Batam (Indonésie)	80,00	80,00
Schneider Electric Industries Iran (Iran)	67,00	-
Telemecanique Iran (Iran)	100,00	100,00
Schneider Electric Japan Ltd (Japon)	100,00	100,00
Toshiba Schneider Electric Ltd (Japon)	60,00	60,00
Toshiba Schneider Inverter Corp. (Japon)	29,40	-
Schneider Electric Maroc (Maroc)	100,00	100,00
PDL Holdings Ltd (Nouvelle-Zélande) (sous-goupe - 12 filiales)	100,00	-
Schneider Electric (NZ) Ltd (Nouvelle Zélande)	100,00	100,00
Schneider Electric New Zealand Holdings Ltd (Nouvelle-Zélande)	100,00	
Schneider Electric Peru SA (Pérou)	100,00	60,00
Schneider Electric Philippines Inc (Philippines)	100,00	100,00
Schneider Electric Export Services (Singapour)	100,00	100,00
Schneider Electric Industrial Development Singapore Pte Ltd (Singapour)	100,00	100,00
Schneider Electric Logistic Asia Pte Ltd (Singapour)	100,00	100,00
Schneider Electric Overseas Asia Pte Ltd (Singapour)	100,00	100,00
Schneider Electric Singapore Pte Ltd (Singapour)	100,00	100,00
Schneider Electric South East Asia (HQ) Pte Ltd (Singapour)	100,00	100,00
Schneider Electric Taïwan Co Ltd (Taïwan)	100,00	100,00
Schneider Electric High Voltage Thaïland Ltd (Thaïlande)	-	100,00
Schneider Electric Thaïland Co Ltd (Thaïlande)	100,00	100,00
Schneider Thaïland Ltd (Thaïlande)	100,00	100,00
Square D Company Thaïland Ltd (Thaïlande)	100,00	100,00

	% d'intérêt 31.12.01	% d'intérêt 31.12.00
Schneider Elektrik AS (Turquie)	100,00	100,00
Schneider Electric Venezuela SA (ex Schneider MG SD TE SA) (Venezuela)	91,88	91,58
Schneider Electric Vietnam Ltd (Vietnam)	100,00	100,00
Sociétés mises en équivalence		
EFI Asia Pacific PTE Ltd (JV) (Singapour)	50,00	50,00
Schneider Electric Malaysia SDN BHD (Malaisie)	30,00	30,00
Schneider Scott & English Electric SDN BHD (Malaisie)	14,70	14,70
GROUPE LEXEL A/S		
ELSO GmbH Elektrotechnik (Allemagne)	100,00	100,00
Thorsman GmbH (ex LK Elektrotechnik GmbH) (Allemagne)	100,00	100,00
Thorsman GmbH (Allemagne)	-	100,00
Dalcotech A/S (Danemark)	100,00	100,00
Elmat ApS (Danemark)	100,00	100,00
JO JO A/S (Danemark)	100,00	100,00
JO-EL A/S (Danemark)	100,00	100,00
Lexel A/S (Danemark)	100,00	100,00
Lexel Electric A/S (ex Thorsman & Co A/S) (Danemark)	100,00	100,00
Lexel Holding A/S (Danemark)	100,00	100,00
Lexinvest A/S (Danemark)	100,00	100,00
LK A/S (Danemark)	100,00	100,00
LK Engineering A/S (Danemark)	100,00	100,00
Polam Holding Danmark A/S (Danemark)	100,00	100,00
Wibe A/S (Danemark)	-	Fusion
A/S Lexel Electric (Estonie)	100,00	100,00
Elari Oy (Finlande)	100,00	100,00
Elko Suomi Oy (Finlande)	100,00	100,00
I-Valo (Finlande)	100,00	100,00
JO-EL Finland Oy (Finlande)	100,00	100,00
Oy Esmi AB (Finlande)	100,00	100,00
Oy Lexel Electric AB (ex Ahlström Sähkotarvikeet Oy) (Finlande)	100,00	100,00
Oy Lexel Finland AB (Finlande)	100,00	100,00
Oy Thorsman & Co AB (Finlande)	-	Fusion
Oy Wibe AB (Finlande)	-	100,00
Alombard Finance SA (France)	99,99	99,99
Ets Alombard SA (France)	99,88	99,88
Scanelec SA (France)	99,99	99,99
Grawater Ltd (Grande-Bretagne)	100,00	100,00
Grawater of Wakefield Ltd (Grande-Bretgne)	100,00	100,00
JO JO (UK) Ltd (Grande Bretagne)	100,00	100,00
JO JO Products Ltd (Grande Bretagne)	100,00	100,00
Lexel Holdings Ltd (Grande Bretagne)	100,00	100,00
MITA (UK) Ltd (Grande-Bretagne)	100,00	100,00
MITA Holdings Ltd (Grande Bretagne)	100,00	100,00
Thorsman & Co (UK) Ltd (Grande Bretagne)	-	Liquidation
Thorsman Ltd (ex Foxford Eurofast Ltd) (Grande Bretagne)	100,00	100,00
Walker Mainstay Ltd (Grande Bretagne)	100,00	100,00

	% d'intérêt 31.12.01	% d'intérêt 31.12.00
LK India Private Ltd (Inde)	80,67	77,01
Thorsman Ireland Ltd (Irlande)	100,00	100,00
Thorsman Sales Ireland Ltd (Irlande)	100,00	100,00
Ahlstrom – Remlr Elektra SIA (Lettonie)	100,00	100,00
Lexel Elektropreces SIA (Lettonie)	100,00	100,00
Eltra Baltic UAB (Lituanie)	-	100,00
UAB Lexel Electric (Lituanie)	100,00	100,00
Elektrokontakt A/S (Norvège)	100,00	100,00
Elko Holding AS (Norvège)	100,00	100,00
ESMI AS (Norvège)	100,00	100,00
Industrisitering A/S (Norvège)	-	100,00
Lexel Electric A/S (ex Thorsman & Co A/S) (Norvège)	100,00	100,00
Lexel Holding Norway AS (Norvège)	100,00	100,00
Norwesco AS (Norvège)	100,00	100,00
Telesafe AS (ex Telesafe Produkter AS) (Norvège)	100,00	100,00
Wibe Stiger A/S (ex Wibe A/S) (Norvège)	100,00	100,00
Polam Holding BV (Pays-Bas)	100,00	100,00
Polinsta Holding B.V. (Pays-Bas)	100,00	100,00
Sandas Montage BV (Pays-Bas)	100,00	100,00
Stago BV (Pays-Bas)	100,00	100,00
Stago Production BV (Pays-Bas)	100,00	100,00
Stago Thorsman BV (Pays-Bas)	100,00	100,00
Aktywa Sp.zo.o (Pologne)	-	100,00
B.A.P.Z. Sp.zo.o (Pologne)	-	100,00
El. Grand Sp.zo.o (Pologne)	-	100,00
ELDA Szczecinek SA (Pologne)	99,99	99,99
El-Handel Sp.zo.o (Pologne)	-	100,00
Eltra S.A. (Pologne)	91,33	82,67
NEW.CO Poland (Pologne)	-	100,00
Wibe Polska S.z.p.o.o (ex Thorsman Polska S.z.p.o.o) (Pologne)	100,00	100,00
Eltra Kaliningrad Sp.zo.o (Russie)	En liquidation	100,00
OOO Ahlstrom Elektromaterialy (MOW) (Russie)	100,00	100,00
ZAO Ahlstrom Elektromaterialy (Russie)	-	100,00
ZAO Lexel Elektromaterialy (SPB) (Russie)	100,00	100,00
AB Elektrokontakt EKT (Suède)	100,00	100,00
AB Stockholms Brandskyddskonsulenter (Suède)	-	100,00
AB Wibe (Suède)	100,00	100,00
EFAB Electric AB (Suède)	100,00	100,00
ELJO AB (Suède)	100,00	100,00
ESMI AB (Suède)	100,00	100,00
ESMI Multi Signal AB (ex Multi Signal AB) (Suède)	100,00	100,00
Exportvärden AB (Suède)	100,00	100,00
Hebo-Verken AB (Suède)	100,00	100,00
J.O. Sverige AB (Suède)	100,00	100,00
JO JO AB (Suède)	100,00	100,00
Lexel AB (ex Elmerks AB) (Suède)	100,00	100,00
Lexel Electric AB (ex Thorsman Marknad Sverige AB) (Suède)	100,00	100,00
Multi Signal Service AB (Suède)	100,00	100,00

	% d'intérêt 31.12.01	% d'intérêt 31.12.00
Scanmast International AB (Suède)	-	100,00
Thorsman & Co AB (Suède)	100,00	100,00
Thorsman Industri AB (Suède)	-	100,00
Thorsman Växjö AB (Suède)	100,00	100,00
Wibe Holding AB (Suède)	100,00	100,00
Wibe Stegar AB (Suède)	100,00	100,00
Wibe Stegar Holding AB (Suède)	100,00	100,00
Lexel Amperie (République Tchèque)	51,00	51,00
Metesan Lexel Elektrik Malzemeleri Sanayi Ve Ticaret AS (Turquie)	100,00	100,00